Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK
OF

APPLICA INCORPORATED

AT
$6.50 NET PER SHARE
BY
APEX ACQUISITION CORPORATION
AN INDIRECT, WHOLLY OWNED SUBSIDIARY OF

NACCO INDUSTRIES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 16, 2007, UNLESS THE OFFER IS EXTENDED.

A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES ii THROUGH v. YOU SHOULD READ THE ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED, AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN “THE OFFER — SECTION 1. TERMS OF THE OFFER”), A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.10 PER SHARE (THE “SHARES”), OF APPLICA INCORPORATED (THE “COMPANY”) WHICH CONSTITUTES A MAJORITY OF THE OUTSTANDING SHARES, CALCULATED ON A FULLY DILUTED BASIS AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, EXCLUDING, IN EACH CASE, THE SHARES BENEFICIALLY OWNED BY NACCO INDUSTRIES, INC. (“NACCO”) AND ITS AFFILIATES (WE REFER TO THIS CONDITION AS THE “MINIMUM CONDITION”); (2) THE BOARD OF DIRECTORS OF THE COMPANY (THE “COMPANY BOARD”) HAVING IRREVOCABLY TAKEN ALL ACTION NECESSARY TO RENDER SECTIONS 607.0901 AND 607.0902 OF THE FLORIDA BUSINESS CORPORATION ACT INAPPLICABLE TO PURCHASER AND THE ACQUISITION BY PURCHASER OF THE SHARES PURSUANT TO THE OFFER (WE REFER TO THIS CONDITION AS THE “CONTROL SHARE ACT CONDITION”); AND (3) EITHER (A) THE AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 19, 2006 (THE “HARBINGER AGREEMENT”), BY AND AMONG THE COMPANY AND CERTAIN ENTITIES AFFILIATED WITH HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. (TOGETHER, “HARBINGER”) HAVING BEEN TERMINATED OR (B) A COURT OF COMPETENT JURISDICTION HAVING ENTERED AN ORDER SATISFACTORY TO PURCHASER THAT THE HARBINGER AGREEMENT IS NOT LEGALLY VALID AND BINDING ON THE COMPANY (WE REFER TO THIS CONDITION AS THE “MERGER AGREEMENT CONDITION”). AS OF THE DATE OF THIS OFFER TO PURCHASE, THE COMPANY BOARD HAS NOT TAKEN ANY ACTION TO SATISFY THE CONTROL SHARE ACT CONDITION OR THE MERGER AGREEMENT CONDITION. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE “THE OFFER — SECTION 14. CONDITIONS TO THE OFFER” OF THIS OFFER TO PURCHASE, BUT IS NOT SUBJECT TO ANY FINANCING CONTINGENCY.

NACCO HAS PROPOSED THAT THE AGREEMENT AND PLAN OF MERGER ENTERED INTO BY AND AMONG NACCO, A NACCO SUBSIDIARY AND THE COMPANY ON JULY 23, 2006, BE AMENDED. SUBJECT TO APPLICABLE LAW, PURCHASER RESERVES THE RIGHT (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED, THE OFFER PRICE AND THE CONSIDERATION TO BE OFFERED IN THE MERGER) TO AMEND THE OFFER IF NACCO OR ANY OF ITS SUBSIDIARIES ENTERS INTO AN AMENDED OR OTHER MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH PURCHASER WOULD TERMINATE THE OFFER, AND THE SHARES WOULD, UPON CONSUMMATION OF THE SUCH MERGER, BE CONVERTED INTO THE RIGHT TO RECEIVE THE CONSIDERATION NEGOTIATED BY NACCO AND THE COMPANY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON ITS MERITS OR FAIRNESS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

The Dealer Manager for the Offer is:

UBS Investment Bank

December 15, 2006

HOW TO TENDER SHARES

A shareholder desiring to tender all or any portion of its shares must do one of the following, as applicable: (1) complete and sign the enclosed Letter of Transmittal and enclose all the documents required by it and its instructions, including such shareholder’s share certificates and any required signature guarantees, and mail or deliver them to the Depositary at the address listed on the back cover of this Offer To Purchase; (2) follow the procedure for book-entry transfer of shares set forth in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer To Purchase; or (3) request such shareholder’s broker, trust company or other nominee to effect the transaction for such shareholder. A shareholder whose shares are registered in the name of a broker, trust company or other nominee must contact that entity to tender its shares.

A shareholder who desires to tender shares and whose certificates evidencing such shares are not immediately available, who cannot comply with the procedures for book-entry transfer on a timely basis or who cannot deliver all required documents to the Depositary prior to the expiration of the offer may tender such shares by following the procedures for guaranteed delivery discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer To Purchase.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer To Purchase. Requests for additional copies of this Offer To Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. A shareholder may also contact such shareholder’s broker, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Apex Acquisition Corporation (“Purchaser” or “we” or “our” or “us”) is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Applica Incorporated (the “Company”), not owned by NACCO Industries, Inc. and its affiliates, for $6.50 per share, net to the seller in cash, without interest. This Summary Term Sheet answers some of the questions that shareholders may have. We urge you to carefully read the remainder of this Offer To Purchase and the Letter of Transmittal because the information in this Summary Term Sheet is intended to be an overview only. Additional important information is contained in the remainder of this Offer To Purchase and the Letter of Transmittal.

Who is offering to buy your shares?

Purchaser, a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO, is offering to purchase your shares on the terms and subject to the conditions set forth in this Offer To Purchase. See the “Introduction” to this Offer To Purchase and “The Offer — Section 9. Certain Information Concerning Purchaser and NACCO.”

How much are we offering to pay? What is the form of payment? Will you have to pay any fees or commissions?

We are offering to pay $6.50 per share, net to you in cash, without interest. If you are the record owner of your shares and you tender them to us in our offer, you will not have to pay brokerage fees or similar expenses. If you beneficially own your shares through a broker or other nominee and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer To Purchase. Payments under the offer or in the proposed merger (described below) may also be subject to backup federal income tax withholding at a rate of 28%, if certain requirements are not met. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 5. Certain Federal Income Tax Consequences.”

Do we have the financial resources to pay for the shares? Is our financial condition relevant to your decision to tender in the offer?

We have the financial resources required to pay for all shares tendered to us. We have obtained financing commitments specifically for this purpose, and our obligation to purchase shares tendered pursuant to the offer is not subject to any financing contingency. See “The Offer — Section 10. Source and Amount of Funds” and “The Offer — Section 14. Conditions to the Offer.” Information about NACCO, the stock of which is traded on the New York Stock Exchange, may be obtained at www.nacco.com. The information contained on or accessed through NACCO’s website is not a part of this Offer To Purchase and shall not be deemed to be incorporated by reference into this Offer To Purchase.

How long do you have to decide whether to tender your shares in the offer? Can the offer be extended?

You will have until at least 12:00 midnight, New York City time, on Tuesday, January 16, 2007, to tender your shares in the offer, unless we extend or terminate the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in this Offer To Purchase. We may elect at any time to extend the offer. If we extend the offer, we will inform National City Bank (the “Depositary”) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. We may also decide to establish a subsequent offering period of up to 20 business days in certain circumstances. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

What are the most significant conditions to the offer?

We believe that the most significant conditions to our obligation to purchase tendered shares are (1) the Minimum Condition; (2) the Control Share Act Condition; and (3) the Merger Agreement Condition, each as defined on the cover page of this Offer To Purchase and set forth in full in “The Offer — Section 14. Conditions to the Offer.”

Our offer is also subject to a number of other conditions described below in this Offer To Purchase, including: (1) the absence of a material adverse effect or diminution in value (as defined in “The Offer — Section 14. Conditions to the Offer”) and (2) the absence of an injunction or other legal obstacle that (i) limits our ability to consummate the offer, (ii) limits the ability of Purchaser or NACCO to own the Shares or own or control the Company, (iii) prohibits the offer or the proposed merger or (iv) imposes any conditions to the offer that are not acceptable to Purchaser. Our obligation to purchase validly tendered shares is not subject to the receipt of third-party financing or the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period. We also do not believe that we need to obtain any material bank, regulatory or other governmental approvals, consents or clearances in order to complete our offer. For a complete description of all conditions to which our offer is subject, see “The Offer — Section 14. Conditions to the Offer.”

Until what time may you withdraw previously tendered shares? How do you withdraw previously tendered shares?

You may withdraw previously tendered shares at any time prior to the expiration of the offer. This right to withdraw previously tendered shares, however, will not apply to any subsequent offering period if we elect to establish one. To withdraw shares, you must deliver an executed written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares. See “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 4. Withdrawal Rights.”

What does the Company Board recommend regarding the offer?

We did not ask the Company Board to approve the offer or provide a recommendation with respect to the offer prior to the commencement of the offer. Under applicable law, no approval or recommendation by the Company Board is necessary for us to commence or complete the offer. We have, however, proposed that NACCO’s prior merger agreement with the Company be amended, which requires the approval of the Company Board. In addition, our obligation to purchase shares under the offer is subject to the Control Share Act Condition. See “The Offer — Section 14. Conditions to the Offer.”

The Company Board is required by United States federal securities laws to file with the Securities and Exchange Commission (the “SEC”) and distribute to the Company’s shareholders, within ten business days from the date of this Offer To Purchase, a statement as to its position, if any, on the offer. Our obligation to purchase shares under the offer is subject to the condition that the Company Board shall have recommended that the holders of shares accept the offer and tender their shares in the Offer. See “The Offer — Section 14. Conditions to the Offer.”

How does this offer relate to the announced merger between the Company and Harbinger?

NACCO, a NACCO subsidiary that owns NACCO’s Hamilton Beach/Proctor-Silex small electric household appliances business, and the Company entered into an Agreement and Plan of Merger on July 23, 2006 (which we call the “Initial Agreement”). Under the Initial Agreement and related agreements, NACCO would have spun off the subsidiary, and, immediately thereafter, the Company and the subsidiary would have merged. As a result of that merger, the Company’s shareholders would have owned 25% of the merged company. On October 19, 2006, the Company purported to terminate the Initial Agreement and enter into the Harbinger Agreement, pursuant to which Harbinger would acquire all of the outstanding shares not owned by Harbinger and its affiliates for $6.00 per share in a merger transaction. We are offering to pay $6.50 net per share to you in the offer, without interest, in lieu of the Harbinger merger.

Will the offer be followed by a merger if all of the shares are not tendered in the offer?

If we accept for payment and pay for at least a majority of the shares, calculated on a fully diluted basis as of the date the shares are accepted for payment pursuant to the offer, excluding shares beneficially owned by NACCO and its affiliates, Purchaser will merge with and into the Company, unless it is not lawful to do so. See the “Introduction”

to this Offer To Purchase and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

If a majority of the shares are tendered and accepted for payment, will the Company continue as a public company?

If the proposed merger takes place, the shares will no longer be publicly traded. However, if the proposed merger does not take place but a majority of the shares are tendered and accepted for payment, the number of shareholders and the number of shares that are beneficially owned by shareholders other than NACCO and its affiliates may be so small that there no longer would be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, the Company may cease filing reports with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.”

If you decide not to tender, how will our offer affect your shares?

If the proposed merger takes place, non-tendering shareholders (other than those properly exercising their appraisal rights, if applicable) will receive the same amount of cash net per share that they would have received had they tendered their shares in the offer. Therefore, if the proposed merger takes place, the only difference between tendering and not tendering shares in the offer is that the tendering shareholders will be paid earlier. However, if the proposed merger does not take place but a majority of the shares are tendered and accepted for payment, the number of shareholders and the number of shares that are beneficially owned by shareholders other than NACCO and its affiliates may be so small that there no longer would be an active public trading market (or, possibly, there may not be any public trading market) for the shares. Also, the Company may cease filing reports with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Section 12. Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Appraisal Rights.”

Are appraisal rights available in the offer or the proposed merger?

Appraisal rights are not available in the offer. However, if the proposed merger is consummated, holders of shares may have certain rights pursuant to the provisions of the Florida Business Corporation Act to dissent and obtain payment of the fair value of their shares. Appraisal rights would not be available if the shares continue to be traded on the New York Stock Exchange or there are more than 2,000 shareholders of record on the record date set for the meeting to vote on our proposed merger. If appraisal rights are available, any judicial determination of the fair value of shares could be based upon considerations other than or in addition to the offer price per share or the market value of the shares. The value so determined could be more or less than the price per share to be paid in the proposed merger. See “The Offer — Section 12. Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Appraisal Rights.”

What is the market value of your shares as of a recent date?

On Thursday, December 14, 2006, the last trading day before we commenced our offer, the per share closing price reported on the New York Stock Exchange was $5.76. We encourage you to obtain a recent trading price quotation before deciding whether to tender your shares. See “The Offer — Section 6. Price Range of the Shares; Dividends.”

Generally, what are the U.S. federal income tax consequences of tendering shares?

The receipt of cash for shares pursuant to the offer or the proposed merger will be a taxable transaction for U.S. federal income tax purposes and probably for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the offer, or who receives cash in exchange for shares pursuant to the proposed merger, will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the shares sold pursuant to the offer or exchanged for cash pursuant to the proposed merger. If the shares exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum U.S. federal income tax rate of 15%, if the shares were held for more than one year, and at ordinary income tax rates, if held for one year or less. Under the “backup withholding” provisions of the U.S. federal income tax laws, payments made under the offer may be subject to backup withholding at a rate of 28%, unless an exemption is provided or unless the required tax identification information is provided. See “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” and “The Offer — Section 5. Certain Federal Income Tax Consequences.”

To whom may you speak if you have questions about the offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (toll free). Mackenzie is acting as our information agent for the offer. You may also call UBS Securities LLC at (877) 299-7215 (toll free). UBS is acting as our dealer manager for the offer. See the back cover of this Offer To Purchase for additional contact information for the information agent and dealer manager.

v

To the Holders of Common Stock of Applica Incorporated:

INTRODUCTION

Apex Acquisition Corporation, a Florida corporation (the “Purchaser”) and a newly formed, indirect, wholly owned subsidiary of NACCO Industries, Inc., a Delaware corporation, hereby offers to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Applica Incorporated, a Florida corporation (the “Company”), other than Shares owned by NACCO or its affiliates, at a price of $6.50 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer To Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

On March 13, 2006, entities affiliated with Harbinger Capital Partners Master Fund I, Ltd. (“Harbinger”), filed a Schedule 13G reporting the acquisition of 8.9% of Applica’s outstanding Shares. In that Schedule 13G and eight subsequent filings with the SEC reporting additional stock acquisitions bringing Harbinger’s total ownership to 39.24% of Applica’s outstanding Shares, Harbinger stated that its stock acquisitions had been for investment purposes. In fact, by buying so much stock without prior shareholder or Company Board approval, all of the Shares Harbinger beneficially owned were divested of voting rights under Florida’s control share acquisition laws.

On July 23, 2006, NACCO and one of its subsidiaries entered into an agreement to acquire the Company in a stock-for-stock merger (“Initial Agreement”). On September 14, 2006, Harbinger amended its Schedule 13D filing with the SEC, which had previously reported that its six months of acquisitions of 34.2% of the Shares had been for “investment purposes” to disclose for the first time that:

“The Reporting Persons have acquired their shares of the Issuer in order to acquire control of the Issuer.”

In Harbinger’s September 14th Schedule 13D amendment, Harbinger also reported that (1) it had purchased additional Shares so that its total Share ownership was 40.14% (all of which were non-voting as a result of the Florida control share acquisition laws) and (2) that it had submitted a proposal to acquire Applica at $6.00 per Share.

On October 19, 2006, the Company Board purported to terminate the Initial Agreement and to enter into an agreement with entities affiliated with Harbinger by which Harbinger would acquire the Company at $6.00 per share in cash pursuant to a merger (the “Harbinger Agreement”). At the same time Harbinger and the Company purported to enter into this agreement, Harbinger, according to its public filings, beneficially owned 40.14% of the outstanding Shares, all of which were non-voting under the Florida control share acquisition laws.

On October 19, 2006, Harbinger again amended its Schedule 13D filed with the SEC. In this amendment, Harbinger purported to withdraw the above-quoted disclosure in Harbinger’s September 14th Schedule 13D amendment, and substitute therefor the following:

“The Reporting Persons have changed their investment intent and now propose to acquire all of the shares of the Issuer.”

NACCO has initiated litigation in Delaware Chancery court alleging, among other things, that the Company breached the Initial Agreement and that Harbinger’s Schedule 13G and 13D filings with the SEC were false. While making this Offer, NACCO and Purchaser reserve all rights to pursue the pending and any other litigation regarding the actions of Harbinger, the Company and related parties.

According to the Company’s proxy statement filed with the SEC on December 4, 2006 (the “Applica 12-4-06 Proxy Statement” in this Offer To Purchase), as of November 27, 2006, there were 25,001,100 outstanding Shares. NACCO owns, directly and through its affiliates, 1,001 Shares. None of the officers or directors of NACCO and Purchaser beneficially owns any Shares. According to the Applica 12-4-06 Proxy Statement, as of November 27, 2006, 3,377,652 Shares were beneficially owned by officers and directors of the Company, representing 13.2% of the outstanding Shares, and Harbinger beneficially owned an aggregate of 9,830,800 Shares, representing 39.3% of the outstanding Shares. In accordance with the control share acquisition laws in the Florida Business Corporation Act (the “FBCA”), the Shares held by Harbinger have no voting rights because Harbinger did not receive approval of the Company Board or shareholders prior to acquiring in excess of each of one fifth or more, and one third or more, of the Shares.

Based on the foregoing and other information in the Company’s public filings, Purchaser believes that the Minimum Condition would be satisfied if at least approximately 12,500,045 Shares are validly tendered and not properly withdrawn prior to the date the Shares are accepted for payment. Purchaser has not verified this share capitalization information with the Company, and the actual number of Shares necessary to satisfy the Minimum Condition may vary.

The purpose of our Offer is to acquire as many outstanding Shares not owned by NACCO and its affiliates as possible as a first step in acquiring the entire equity interest in the Company. If the Offer is completed, Purchaser will merge with and into the Company in accordance with the applicable provisions of the FBCA (the “Merger”), unless it is not lawful to do so. In the Merger, each then issued and outstanding Share (other than Shares held by NACCO and its affiliates and Shares held by shareholders who validly perfect their appraisal rights under the FBCA, if applicable) will be converted into and represent the right to receive the Offer Price.

Prior to the commencement of the Offer, Purchaser did not ask the Company Board to approve or recommend the Offer or the Merger. However, on December 13, 2006, NACCO proposed to amend the Initial Agreement to provide for the acquisition of the Company at $6.50 per share in cash pursuant to a tender offer and second-step merger. In addition, Purchaser’s obligation to purchase Shares under the Offer is subject to the Control Share Act Condition. See “The Offer — Section 14. Conditions to the Offer.” According to published reports, on December 15, 2006, the Company and Harbinger amended the Harbinger Agreement to provide for Applica shareholders to receive $6.50 per Share if the merger contemplated by the Harbinger Agreement closes. According to the Applica 12-4-06 Proxy Statement the scheduled date for Applica shareholders to vote on the merger contemplated by the Harbinger Agreement is December 28, 2006. Because Shares beneficially owned by Harbinger are non-voting under Florida law, the approval of holders of 7,585,151 is required to approve the Harbinger merger. Subject to applicable law, Purchaser reserves the right (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Merger) to amend the Offer in any circumstances, including if NACCO or any of its subsidiaries enters into an amended or other merger agreement with the Company.

The Company Board is required to file with the SEC and provide to shareholders, within ten business days from the date of this Offer To Purchase, a “Solicitation/Recommendation Statement on Schedule 14D-9.” The Schedule 14D-9 will also contain other important information, and Purchaser recommends that holders of Shares review it carefully when it becomes available. None of NACCO, Purchaser or any of their respective affiliates or representatives takes any responsibility for the disclosure included in or incorporated by reference into the Schedule 14D-9.

In connection with the Offer, Purchaser intends to commence a tender offer for any and all of the Company’s outstanding 10% Senior Subordinated Notes due 2008 (the “Notes”). According to the Company’s quarterly report filed on Form 10-Q on November 3, 2006, as of November 1, 2006, the aggregate outstanding principal amount of the Notes was $55.8 million. Purchaser intends to commence the tender offer for the Notes as soon as reasonably practicable after commencement of the Offer. The tender offer for the Notes will be subject to payment by the Purchaser of validly tendered and not properly withdrawn Shares and other conditions.

Purchaser is seeking to acquire the Company. Subject to applicable law, Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased, the Offer Price and the consideration to be offered in the Merger) upon entering into an amended merger agreement with the Company or otherwise, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Purchaser and the Company.

This Offer To Purchase and the documents incorporated by reference in this Offer To Purchase include certain forward-looking statements. These statements appear throughout this Offer To Purchase and include statements regarding the intent, belief or current expectations of NACCO and Purchaser, including statements concerning NACCO’s and Purchaser’s plans with respect to the Shares. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

(i) whether the conditions to the Offer will be satisfied;

(ii) developments in the pending litigation filed by NACCO and a NACCO subsidiary against the Company and Harbinger related to the Initial Agreement, additional litigation, if any, which may be commenced and the impact of any such litigation on the Offer;

(iii) uncertainty as to what action the Company Board will take with respect to the Offer and the potential consequences or any such action;

(iv) uncertainty as to what action, if any, Harbinger will take in response to the Offer and the potential consequences of any such action or failure to take action;

(v) general economic, capital market and business conditions;

(vi) competitive factors in the industries and markets in which each of the Company, Hamilton Beach/Proctor-Silex and certain affiliates of Purchaser operate and general industry trends;

(vii) the effect of war, terrorism or catastrophic events;

(viii) changes in government regulation; and

(ix) changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations.

The information contained in this Offer To Purchase concerning the Company was obtained from publicly available sources, including the Applica 12-4-06 Proxy Statement. None of NACCO, Purchaser or any of their affiliates or representatives take any responsibility for the accuracy of such information.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.  Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with “The Offer — Section 4. Withdrawal Rights.” Purchaser has received financing commitments to provide funds to purchase all Shares validly tendered and not properly withdrawn in the Offer. The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, January 16, 2007, unless and until Purchaser has extended the period of time during which the Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.

The Offer is conditioned upon the satisfaction or waiver of the Minimum Condition, the Control Share Act Condition, the Merger Agreement Condition, and the satisfaction or waiver of other conditions discussed in “The Offer — Section 14. Conditions to the Offer.” If these conditions are not satisfied prior to the Expiration Date, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion, subject to complying with applicable law and the rules and regulations of the SEC, to (1) delay acceptance for payment of, or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares or decline to purchase any Shares tendered in the Offer, terminate the Offer and return all tendered Shares to the tendering shareholders, (2) waive any or all conditions to the Offer and, to the extent permitted by applicable law, purchase all Shares validly tendered and not properly withdrawn, (3) extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension in the manner described below and, subject to the right of shareholders to withdraw Shares until the Expiration Date, retain all Shares which have been validly tendered and not properly withdrawn during the period or periods for which the Offer is extended, or (4) amend the Offer.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934 (the “Exchange Act”). Subject to applicable law, including Rules 14d-4(d), 14d-6(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes, and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

If Purchaser extends the Offer or if acceptance for payment of or payment for the Shares is delayed or Purchaser is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of such bidder’s offer, unless such bidder elects to establish a subsequent offering period (a “Subsequent Offering Period”) and pays for Shares tendered during the Subsequent Offering Period in accordance with Rule 14d-11 under the Exchange Act.

If Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer, such increase or decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at any time notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, the Offer will be extended until the expiration of such ten-business-day period. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to shareholders and investor response. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived, pursuant to Rule 14d-11 under the Exchange Act, and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a Subsequent Offering Period pursuant to which Purchaser may add a period of between three and 20 business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods, except that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than 20 business days, by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, pursuant to Rule 14d-7 under the Exchange Act, the tendering shareholders will not have withdrawal rights. See “The Offer — Section 4. Withdrawal Rights.”

A request has been made to the Company for the use of the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to the Company’s shareholders. This Offer To Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer, and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer — Section 14. Conditions to the Offer”, Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer, as soon as practicable after the Expiration Date, provided that the Offer has not been terminated by such date. If there is a Subsequent Offering Period following the Offer, Purchaser will immediately accept and promptly pay for all Shares as they are tendered in the Subsequent Offering Period. Subject to compliance with Rule l4e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply with any applicable law. See “The Offer — Section 14. Conditions to the Offer.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares” of this Offer To Purchase) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered prior to the Expiration Date and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights discussed in “The Offer — Section 1. Terms of the Offer,” the Depositary may, nevertheless retain tendered Shares, on behalf of Purchaser, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights” and as otherwise required by Rule 14d-7 under the Exchange Act.

UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

Purchaser reserves the right to transfer or assign, in whole or in part from time to time, to NACCO or any direct or indirect wholly owned subsidiary of NACCO, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Purchaser of its obligations under the Offer in the event of a breach by the transferee and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase, and either:

(1) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or

(2) the tendering shareholder must comply with the guaranteed delivery procedures described below.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by, the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer To Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either:

(1) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer To Purchase prior to the Expiration Date, or

(2) the tendering shareholder must comply with the guaranteed delivery procedure described below.

DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if the (1) Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) Shares are tendered for the account of a firm that is participating in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each, an “Eligible Institution,” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.  If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificate(s) evidencing such shareholder’s Shares are not immediately available, or if such shareholder cannot deliver the Share Certificate(s) and all other required documents to the Depositary prior to the Expiration Date, or if such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(3) the Share Certificate(s) (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange (“NYSE”) trading days after the date of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution substantially in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal is received by the Depositary.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND

THE DELIVERY WILL BE DEEMED MADE ONLY WHEN THE DOCUMENTS ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, RECEIPT OF A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding on all parties and shareholders. Purchaser reserves the absolute right to reject any and all tenders that it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. The Depositary will provide shareholders with notification of any defects or irregularities in tenders but will not incur any liability for the failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Other Requirements.  By executing the Letter of Transmittal as set forth above, a tendering shareholder irrevocably appoints designees of Purchaser as such shareholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (including, with respect to any and all other Shares or other securities issued or issuable in respect of such Shares, on or after the date of this Offer To Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, including if applicable, proxies in respect of the Harbinger merger, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Purchaser will, with respect to the Shares, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of the Company’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Backup Withholding.  Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal, or otherwise establish an exemption. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer that are United States persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding.

Foreign shareholders should complete and sign an applicable Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 10 of the Letter of Transmittal.

4.	Withdrawal Rights.

Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, if after the Expiration Date, we have not agreed to accept your Shares for payment by April 15, 2007, you can withdraw them at any time after such time until we accept your Shares for payment.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer To Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. The Depositary will provide shareholders with notification of any defects or irregularities in any notice of withdrawal or but will not incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period, if any, by following one of the procedures described in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See “The Offer — Section 1. Terms of the Offer.”

Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer (including such rights as are discussed in “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 14. Conditions to the Offer”) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to exercise, and duly exercise, withdrawal rights as described above.

5.	Certain Federal Income Tax Consequences.

TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (1) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY PURCHASER TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE

IMPOSED ON SHAREHOLDERS UNDER THE U.S. INTERNAL REVENUE CODE; (2) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN BY PURCHASER; AND (3) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN INDEPENDENT TAX ADVISORS.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger relevant to a beneficial holder of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted to the right to receive cash in the Merger (a “Holder”). This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to holders of Shares. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). This discussion applies only to holders that hold Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not apply to Shares acquired pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, or to certain types of Holders (including, without limitation, financial institutions, insurance companies, partnerships and other pass-through entities, tax-exempt organizations and dealers in securities) that may be subject to special rules. This discussion does not address the United States federal income tax consequences to a Holder that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust and does not consider the effect of any state, local, foreign or other tax laws.

EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAWS.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will generally recognize capital gain or loss equal to the difference (if any) between the amount of cash received and the Holder’s adjusted tax basis in Shares sold or surrendered in the Merger. Gain or loss must be determined separately for each block of Shares tendered pursuant to the Offer or surrendered for cash pursuant to the Merger (for example, Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the Holder has held such Shares for more than one year at the time of the completion of the Offer or consummation of the Merger. Long-term capital gains generally are subject to preferential rates of United States federal income tax, currently at a rate of 15% (5% for taxpayers in the lower brackets). There are limitations on the deductibility of capital losses.

Payments in connection with the Offer or Merger may be subject to “backup withholding” at a rate of 28% unless a Holder of Shares (1) provides a correct TIN (which, for an individual Holder, is the Holder’s social security number) and any other required information or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A Holder that does not provide a correct TIN may be subject to penalties imposed by the Internal Revenue Service (the “IRS”). Shareholders may prevent backup withholding by completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Holder’s United States federal income tax liability, so long as the required information is given to the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Each Holder should consult its tax advisor as to such Holder’s qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.	Price Range of the Shares; Dividends.

The Shares are listed on the NYSE under the symbol “APN.” The following table sets forth, for each of the fiscal quarters indicated, the high and low closing prices per Share on the NYSE.

	High	Low

2004
First quarter	$11.39	$7.19
Second quarter	$14.30	$8.43
Third quarter	$9.10	$3.60
Fourth quarter	$6.24	$3.81
2005
First quarter	$6.18	$4.75
Second quarter	$5.35	$2.30
Third quarter	$3.31	$1.67
Fourth quarter	$1.92	$1.25
2006
First quarter	$3.30	$1.24
Second quarter	$4.94	$2.52
Third quarter	$5.75	$3.15
Fourth Quarter (through December 14, 2006)	$5.95	$5.14

On December 14, 2006, the last full trading day prior to the commencement of the Offer, the closing sales price of the Shares on the NYSE was $5.76 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

According to the Applica 12-4-06 Proxy Statement, the Company is prohibited from declaring or paying cash dividends on its capital stock under the terms of its debt agreements and the Harbinger Agreement. The Company did not pay any common stock dividends in 2004 or 2005 or through December 14, 2006. According to the Applica 12-4-06 Proxy Statement, the Company does not anticipate paying dividends in the foreseeable future and the Company intends to retain any earnings to finance its operations and for general corporate purposes.

7.	Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.

Effect of the Offer on the Market for the Shares.  The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the holders other than NACCO and its affiliates.

Purchaser intends to cause the delisting of the Shares by the NYSE following consummation of the Offer and, if permitted by law, deregistration of the Shares under Exchange Act.

NYSE Listing.  According to the Company’s Annual Report on Form 10-K filed with the SEC on March 16, 2006 (the “Applica 2006 10-K”), in August 2005, the Company received notice from NYSE stating that the Company is no longer in compliance with its continued listing criteria, which require, among other things, that a listed company have a market capitalization of not less than $75 million and total shareholders’ equity of not less than $75 million. According to the Applica 2006 10-K, in order to maintain the continued listing of its common stock on the NYSE, the Company is following the NYSE’s rules and procedures applicable to listed companies which fail to meet the continued listing criteria. According to the Applica 2006 10-K, the Company is currently subject to quarterly monitoring by the NYSE for compliance with its continued listing criteria.

If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the consideration being offered in the Offer.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the outstanding Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. In the event that the requirements for termination of registration are satisfied, Purchaser currently intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as reasonably practicable after consummation of the Offer in accordance with applicable rules and regulations under the Exchange Act.

Margin Regulations.  The Shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (which we call the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning the Company.

General.  The Company is a Florida corporation with its principal offices located at 3633 Flamingo Road, Miramar, Florida 33027, and its telephone number is (954) 883-1000. The Company is a marketer and distributor of a broad range of branded and private-label small household appliances. The Company markets and distributes kitchen products, home products, pest control products, pet care products and personal care products. The Company markets products under licensed brand names, such as Black & Decker®, and its own brand names, such as Windmere®, LitterMaid®, Belson® and Applica®. The Company’s customers include mass merchandisers, specialty retailers and appliance distributors primarily in North America, Latin America and the Caribbean.

As of the date of this Offer To Purchase: (1) Purchaser is not aware of any executive officer, director or affiliate of the Company that intends to tender Shares in the Offer and (2) none of the Company, its executive officers, directors or affiliates have made any public recommendation with respect to the Offer, nor has the Company made public any appraisal, report or opinion on the fairness of this transaction. Under Exchange Act Rule 14e-2, the Company Board must state its position with respect to this Offer within 10 business days of the date of this Offer To Purchase.

Certain Projections.  The Company provided the following long-term target forecasts for fiscal years 2007 through 2010 in the Applica 12-4-06 Proxy Statement.

NEITHER PURCHASER, NACCO NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF THESE FORECASTS. WHILE PRESENTED WITH NUMERICAL SPECIFICITY, THESE FORECASTS WERE NOT PREPARED BY PURCHASER, NACCO OR ANY OF THEIR REPRESENTATIVES, ARE, ACCORDING TO THE COMPANY,

BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF THE COMPANY, WHICH WERE MADE BY THE COMPANY AND NOT BY PURCHASER, NACCO OR ANY OF THEIR REPRESENTATIVES, MAY NOT BE REALIZED AND ARE SUBJECT TO SIGNIFICANT FINANCIAL, MARKET, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THERE CAN BE NO ASSURANCE THAT THESE FORECASTS WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE SHOWN. THE INCLUSION OF THE FORECASTS SET FORTH BELOW SHOULD NOT BE REGARDED AS A REPRESENTATION BY PURCHASER, NACCO, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES THAT THE FORECASTED RESULTS WILL BE ACHIEVED.

	Year Ended December 31,
	2007	2008	2009	2010
		(Dollars in millions)

Projected Net Sales	$540.9	$557.9	$571.8	$586.1
Projected Gross Profit	164.8	169.9	174.1	178.5
Projected Operating Expenses	141.7	142.0	145.5	149.2
Projected Operating Income	23.1	27.9	28.6	29.3

Projected EBITDA	$31.4	$37.0	$38.0	$38.9

EBITDA is a financial measure that is not in accordance with generally accepted accounting principles in the United States (“GAAP”). However, the Company provided a reconciliation of EBITDA to the most directly comparable GAAP financial measure, which is operating income, in the Applica 12-4-06 Proxy Statement. The reconciliation is presented in the table below. According to the Applica 12-4-06 Proxy Statement, EBITDA is defined as earnings before interest, taxes, depreciation and amortization costs, but is not a substitute for operating income as determined in accordance with GAAP. According to the Applica 12-4-06 Proxy Statement, EBITDA is a basis upon which the Company’s management assesses financial performance and the Company believes it is frequently used by securities analysts, investors and other interested parties in measuring the operating performance and creditworthiness of companies with comparable market capitalization to the Company. In addition, according to the Applica 12-4-06 Proxy Statement, the Company believes that EBITDA is a relevant measure of the Company’s ability to meet debt service and capital expenditure requirements.

	Year Ended December 31,
	2007	2008	2009	2010
	(Dollars in millions)

Projected Operating Income	$23.1	$27.9	$28.6	$29.3
Projected Depreciation and Amortization	8.3	9.1	9.4	9.6

Projected EBITDA	$31.4	$37.0	$38.0	$38.9

According to the Applica 12-4-06 Proxy Statement, these forecasts (1) were provided by the Company to Harbinger and its financial advisor in connection with the Company’s proposed merger with Harbinger, (2) were not derived as part of the Company’s management’s internal financial planning process, and (3) were not prepared with a view to compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles. According to the Applica 12-4-06 Proxy Statement, neither the Company’s auditors nor any registered public accountant has examined or compiled the forecasts and, accordingly, neither the Company’s auditors nor any other registered public accountant expresses an opinion or any other form of assurance or association with respect thereto.

Available Information.  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options and other matters, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company is required to be disclosed in the Company’s proxy statements distributed to the Company’s shareholders and filed with the SEC.

Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549, Room 1580. Copies of such information can be obtained, by mail, on payment of the SEC’s customary charges, by writing to the SEC at the foregoing address. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer To Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although Purchaser does not have any knowledge that any such information is untrue in any material respect, Purchaser does not assume any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events which may have occurred and may affect the significance or accuracy of any such information but which are unknown to Purchaser.

9.	Certain Information Concerning Purchaser and NACCO.

General.  Purchaser is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO. Purchaser was formed for the purpose of acquiring the Shares in the Offer. The principal offices of Purchaser are located at 5875 Landerbrook Drive — Suite 300, Cleveland, Ohio 44124-4069. The telephone number for Purchaser at such location is (440) 449-9600.

NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster and Yale brand names. NACCO Housewares Group consists of Purchaser, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. The principal offices of NACCO are located at 5875 Landerbrook Drive, Cleveland, Ohio 44124-4069. The telephone number for NACCO at such location is (440) 449-9600.

NACCO beneficially owns 1,000 Shares. Hamilton Beach/Proctor-Silex, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of NACCO (“Hamilton Beach/Proctor-Silex”), with principal offices located at 4421 Waterfront Drive, Glen Allen, Virginia 23060, beneficially owns one Share. Together, the Shares beneficially owned by NACCO and Hamilton Beach/Proctor-Silex represent less than 1% of the issued and outstanding Shares. None of NACCO, Purchaser or their respective executive officers or directors have effected any transaction in the Shares or any other equity securities of Purchaser during the past 60 days.

The name, citizenship, business address, business telephone number, current principal occupation (including the name, principal business and address of the organization in which such occupation is conducted) and material positions held during the past five years of each of the directors and executive officers of Purchaser and NACCO are set forth in Schedule A to this Offer To Purchase.

Neither Purchaser nor NACCO has made any arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For a discussion of appraisal rights, see “Section 12 — Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Appraisal Rights.”

10.	Source and Amount of Funds.

The total amount of funds required by Purchaser to complete the Offer and consummate the Merger, and expected to be incurred by Purchaser, is estimated to be approximately $162,500,644 plus any related transaction fees and expenses. See “The Offer — Section 16. Fees and Expenses.”

Commitments.  Purchaser, certain of its affiliates as additional borrowers and certain of its affiliates as guarantors (the “Obligors”) have obtained commitments from certain lenders (collectively, the “Lenders”) to provide senior bank financing (the “Senior Credit Facilities”).

Structure of the Facilities.  The Senior Credit Facilities will be comprised of:

(1) a six-year non-revolving senior secured term loan B facility (the “Term Loan B Facility”) which will be available in multiple draws for a period of up to 60 days commencing on the date that payment for the Shares tendered and accepted occurs; and

(2) a five-year asset based senior secured revolving credit facility (the “Revolving Credit Facility”).

The Term Loan B Facility will be used to finance the purchase price to be paid by Purchaser for the Shares, refinance existing debt of the Obligors and, after completion of the Offer and the Merger, the Company and its subsidiaries and pay any fees, expenses and costs resulting from this transaction. The Revolving Credit Facility is available in part for the foregoing purposes and for working capital and expenditures, the issuance of letters of credit and swingline loans.

Security.  The obligations under the Term Loan B Credit Facility will be secured by (i) a first priority, perfected interest and lien upon all existing and after-acquired assets of the Obligors (including the assets of the Company and its subsidiaries after the completion of the Offer and the Merger, other than accounts receivable and inventory and related rights, including the capital stock or other equity interests of the Obligors and each existing or subsequently acquired subsidiary (including the assets of the Company and its subsidiaries after the completion of the Offer and the Merger) and by (ii) a second priority, perfected security interest in accounts receivable and inventory and related rights of the Obligors (including those of the Company and its subsidiaries after the completion of the Offer and the Merger).

The obligations under the Revolving Credit Facility will be secured by (i) a first priority, perfected security interest in and a lien upon all existing and after-acquired accounts receivable and inventory (including those of the Company and its subsidiaries after the completion of the Offer and the Merger) and related rights and (ii) a second priority, perfected security interest in and a lien upon all other assets of the Obligors and each existing and subsequently acquired subsidiary of the Obligors (including those of the Company and its subsidiaries after the completion of the Offer and the Merger).

Repayments.  Amounts drawn under the Senior Credit Facilities will be subject to principal repayment amounts and mandatory and voluntary prepayment provisions. The Term Loan B Facility will amortize in quarterly installments based on the annual percentage rate of 1% in each of the first five years and 95% the sixth year. The Obligors may voluntarily prepay amounts under the Term Loan B Facility or the Revolving Credit Facility without premium or penalty, subject to certain conditions.

Amounts drawn under the Revolving Credit Facility may be drawn, repaid and reborrowed subject to availability determined based upon a borrowing based comprise of inventory and receivables. Amounts drawn under the Term Loan B Facility once repaid may not be reborrowed.

Interest Rates.  Borrowings under the Revolving Credit Facility will bear interest at the election of the Obligors at a rate per annum equal to (i) the London interbank offered rate plus a margin from 1.00% to 1.75% depending upon excess availability or (ii) the base rate plus a margin from 0.00% to 0.25% depending upon excess availability. Borrowings under the Term Loan B Facility will bear interest at the election of the Obligors at a rate per annum equal to (i) the London interbank offered rate plus 4.50% or (ii) the base rate plus 3.50%.

Conditions to Drawdowns.  Borrowings under the Senior Credit Facilities at the closing of the Offer will be subject to certain customary conditions precedent, including, among others, the following conditions precedent:

(1) Execution of definitive credit agreements and other customary loan documents by the Obligors (which shall not include the Company or any of its subsidiaries);

(2) The accuracy in all material respects of the representations and warranties set forth in the loan documentation and the absence of a default or event of default under the loan documentation;

(3) There not having occurred any event that has, or could be reasonably expected to have a material adverse effect on (i) the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole or the ability of the acquired Company to consummate the Merger on a timely basis or (ii) the business, financial condition or results of operations of certain affiliates of Purchaser taken as a whole or the ability of Purchaser to consummate the Merger on a timely basis;

(4) Compliance in all material respects with all applicable laws and regulations (including all applicable federal banking laws, rules and regulations);

(5) There having been no change after the date hereof in the corporate and capital structure of certain affiliates of Purchaser (after giving effect to the Offer, the borrowings under the Term Loan B Facility and the borrowings under the Revolving Credit Facility) that is materially adverse to the Lenders;

(6) All necessary material consents and approvals of the boards of directors of the Obligors and the Company, governmental entities and other applicable third parties in connection with the transactions, shall have been obtained, and all waiting periods shall have expired;

(7) The Lenders shall have received a borrowing base certificate calculating the borrowing base on a pro forma basis giving effect to the transactions and such certificate shall demonstrate that the Obligors (excluding the Company and its subsidiaries) shall have minimum excess availability of at least $25,000,000 on the closing date;

(8) The Obligors shall have received updated corporate and facility ratings of the Obligors and the Term Loan B Facility from each of Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc; and

(9) The Lenders shall have received satisfactory documentation to evidence compliance with Regulation U of the Federal Reserve Board and such other regulations as may be applicable in connection with the Offer, the Merger and the funding of the Senior Credit Facilities.

Borrowings made on the date of the Merger under the Senior Credit Facilities will be subject to the following unsatisfied conditions precedent:

(1) Arrangements reasonably satisfactory to the Lenders shall have been made to repay or defease in full all material existing indebtedness of the Company and its subsidiaries and to extinguish all liens or guarantees relating thereto; and

(2) The documentation for the Merger, if applicable, and all schedules thereto, and any other material agreements entered into in connection therewith, shall be reasonably satisfactory to the Lenders. Contemporaneous with the making of the Loans on the date of the Merger, Purchaser shall have acquired the remaining capital stock of the Company, in accordance with the terms of the definitive documentation therefor, if any, without any material amendment or waiver thereof except as reasonably approved by the Lenders, and Purchaser shall merge with and into the Company, with the Company being the surviving entity.

Borrowings made on the final funding date (which shall not be latter than 60 days after the initial closing date) will be subject to the following conditions precedent:

(1) Purchaser and its affiliates shall have minimum excess availability of at least $35,000,000 on the Final Funding Date; and

(2) All material existing indebtedness of the Company and its subsidiaries shall have been repaid or defeased in full, and all liens or guarantees relating thereto shall have been extinguished and the Company and its subsidiaries, as applicable, shall have executed such corporate documentation, legal opinions, joinder agreements and other documentation as reasonably required by the Lenders and delivered all collateral to be pledged in favor of the Lenders on behalf of the Lenders.

Covenants; Default.  The Senior Credit Facilities will contain customary affirmative and negative covenants as well as customary events of default.

11.  Contacts and Transactions with the Company; Background of the Offer.

The following discussion of the background of the Offer is derived in part from disclosures made by the Company in the Applica 12-4-06 Proxy Statement. None of Purchaser, NACCO nor any of their representatives assumes any responsibility for the accuracy of any disclosure in the Applica 12-4-06 Proxy Statement in general or the paragraphs or sentences in this Section 11 that specifically identify the Applica 12-4-06 Proxy Statement as the source of the information. To the knowledge of Purchaser and NACCO, the Company’s outside legal counsel did not participate in any meetings of the Company Board described below other than those described herein where, according to the Applica 12-4-06 Proxy Statement, the presence of outside legal counsel is expressly set forth.

According to the Applica 12-4-06 Proxy Statement, in recent years, the small household appliance industry in which the Company competes has come under significantly increasing competitive pressures. Consolidation in the retail industry, product price deflation, increased raw material prices and competition from higher-priced brands have all impacted the competitive landscape. These pressures have combined to increase the need for the Company to improve its operations and to consider potential transactions with strategic partners. In response to these pressures, the Company Board regularly evaluated the operations and financial plan of the Company and discussed ways to maximize shareholder value.

According to the Applica 12-4-06 Proxy Statement, over the past few years, the Company’s senior management has had informal, high-level conversations with the management teams of certain third parties in the household appliance industry regarding potential strategic transactions. In the spring of 2005, Alfred M. Rankin, Jr., Chairman and Chief Executive Officer of NACCO, contacted Harry Schulman, Chairman and Chief Executive Officer of the Company, to express NACCO’s preliminary interest in pursuing discussions regarding a strategic transaction between the Company and Hamilton Beach/Proctor-Silex, a subsidiary of NACCO. In April 2005, NACCO and the Company entered into a confidentiality agreement in connection with preliminary discussions between management of NACCO and the Company in connection with a potential transaction. Representatives of NACCO and the Company and its advisors continued to have high-level discussions regarding a potential transaction from time to time throughout the second half of 2005. During this time, representatives of NACCO proposed a transaction structure in which the shareholders of the Company would receive cash for each share of Company common stock held by each shareholder. Mr. Schulman advised Mr. Rankin that he did not believe that the Company would pursue a cash transaction. As a result, NACCO began to explore transaction structures that would not cash out the Company shareholders but would instead permit them to participate in the future growth of the combined company resulting from any such transaction. In the fall of 2005, Mr. Schulman advised Mr. Rankin that the Company was pursuing an internal restructuring aimed at maximizing shareholder value and expressed his view that, until the Company had an opportunity to more fully explore the potential benefits of the internal restructuring, he believed that it was premature to discuss a potential business combination transaction. Mr. Schulman indicated that he intended to discuss the possibility of pursuing a transaction with NACCO with the Company Board and encouraged Mr. Rankin to contact him in 2006 if NACCO remained interested in pursuing further discussions.

According to the Applica 12-4-06 Proxy Statement, as part of its restructuring efforts, the Company decided to close its remaining manufacturing operations in Mexico, which occurred in October 2005. In addition, the Company Board retained Alvarez & Marsal, LLC (“Alvarez & Marsal”), a global professional services firm specializing in turnaround management, to work with its Company Board and management team to identify actions to accelerate the Company’s financial turnaround. Alvarez & Marsal assisted the Company’s senior management in evaluating its strategic plan, implementing various business initiatives and driving performance improvement. The Company Board also appointed an employee of Alvarez & Marsal as interim Chief Operating Officer, who served in that position until May 2006.

According to the Applica 12-4-06 Proxy Statement, in the second half of 2005, the Company was contacted by another industry participant, Salton, Inc. (“Salton”), which expressed a preliminary interest in exploring a merger transaction with the Company. On November 1, 2005, a Company Board meeting was held, which was attended by the Company’s senior management and financial advisor, Banc of America Securities. Mr. Schulman informed the Company Board of his conversations with Salton. The Company’s financial advisor discussed with the Company Board certain publicly available information relating to Salton’s recent financial and stock price performance. At this meeting, the Company Board authorized the Company’s senior management and financial advisor to have an initial meeting with Salton to preliminarily discuss the possibility of a combination. Members of the Company’s senior management updated members of the Company Board on the conversations with Salton at a meeting held on December 7, 2005.

According to the Applica12-4-06 Proxy Statement, on January 9, 2006, Mr. Rankin called Mr. Schulman to express NACCO’s continued interest in pursuing discussions regarding a potential transaction with the Company and advised Mr. Schulman that NACCO was considering a structure that NACCO believed would be attractive to the Company and its shareholders. Mr. Schulman advised Mr. Rankin that he would discuss NACCO’s interest with the Company Board at the next meeting.

According to the Applica12-4-06 Proxy Statement, on January 20, 2006, a meeting of the Company Board was held, which was attended by its senior management and representatives of Banc of America Securities. Representatives of Alvarez & Marsal were also present at the meeting. Representatives of Banc of America Securities provided the Company Board with a general update on the small household appliance industry and discussed various issues that could potentially impact its ability to effect certain strategic alternatives that might provide shareholder value. These included the Company’s ability to finance stock repurchases, dividends or acquisitions and to achieve the Company’s business plan as an independent company given, among other things, its leverage and recent financial and stock price performance. Representatives of Banc of America Securities then updated the Company Board on its recent conversations with Salton and discussed with the Company Board the potential pro forma equity ownership in a combination with Salton and potential debt structure of the resulting entity. Members of the Company Board discussed the advantages and disadvantages of a Salton combination with the Company’s senior management and representatives of Banc of America Securities.

According to the Applica12-4-06 Proxy Statement, the representatives of Alvarez & Marsal discussed with the Company Board their views with respect to the small household appliance industry and the Company’s position in it. They also discussed their views of the strategic alternatives available to the Company, including selling the Company, continuing as an independent company, undertaking further restructuring and then selling the Company and the sale of portions of its business.

According to the Applica12-4-06 Proxy Statement, during the January 20, 2006 meeting, Mr. Schulman advised the Company Board of the details of his call with Mr. Rankin regarding NACCO’s interest in pursuing a strategic transaction with the Company through a spin-off of NACCO’s Hamilton Beach/Proctor-Silex subsidiary followed by a merger with the Company. The Company Board engaged in a general discussion regarding the potential merger transactions with NACCO and Salton. The Company’s directors noted Salton’s financial performance and the significant leverage of the combined entity that would result from a transaction with Salton. They also discussed the potential synergies available in a transaction with either party. The Company Board authorized the Company’s senior management and financial advisor to meet with NACCO, to continue discussions with Salton and to report back to the Company Board regarding each.

According to the Applica12-4-06 Proxy Statement, during a regular meeting of the Company Board held on February 17, 2006, attended by the Company’s senior management and Alvarez & Marsal, representatives of Alvarez & Marsal engaged in further discussion with the Company Board regarding its analysis of the Company’s potential strategic alternatives given the challenges and opportunities presented by the changing competitive landscape and industry trends. Alvarez & Marsal informed the Company Board that it recommended that the Company continue its restructuring efforts while simultaneously commencing a process to sell or merge the Company. The Company Board discussed the potential benefits and risks of the strategic alternatives available to it, including those that did not involve a sale of the Company. In deciding whether to formally pursue potential strategic alternatives, the Company’s directors discussed the risks that would be involved in moving forward with a sale process, including the potential disruption to the business arising from the uncertainty experienced by employees, suppliers and customers. The Company Board also discussed the Company’s business and financial prospects if it remained independent in light of the potential effects of consolidation of the industry and the possibility that no attractive bids for the Company would materialize if the decision to commence a sale process were delayed. Following this discussion, the independent board members of the Company met in executive session to discuss theses issues. Following the executive session, the full Company Board resumed its meeting and unanimously determined that it would be in the best interests of the Company’s shareholders to engage in an organized process to explore possible strategic alternatives for the sale or merger of the Company in order to enhance shareholder value.

On February 21 and 22, 2006, senior management representatives of NACCO met with the Company’s senior management and financial advisor to explore a potential transaction. On February 28, 2006, the Company publicly announced that it was exploring possible strategic alternatives to enhance shareholder value.

According to the Applica 12-4-06 Proxy Statement, on March 7, 2006, the Company Board held a meeting, which was attended by the Company’s senior management and financial advisor. At the meeting, the Company’s financial advisor discussed with the Company Board matters pertaining to the strategic alternative process, including possible transaction structures and potential entities to be contacted in such process (including NACCO and Salton), and outlined for the Company Board the mechanics for soliciting indications of interest from potential partners and a possible transaction timeline. The Company’s general counsel also reviewed with the Company Board its fiduciary duties in evaluating merger and acquisition transactions.

On March 13, 2006, Harbinger filed a Schedule 13G indicating that it had acquired beneficial ownership of 2,079,330 Shares, or 8.6% of the outstanding Shares, and certain other reporting persons named therein had acquired beneficial ownership of 2,154,600 Shares (including the 2,079,330 Shares beneficially owned by Harbinger), or 8.9% of the outstanding Shares. Harbinger and the other reporting persons named therein certified in such Schedule 13G/A that the Shares were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

According to the Applica 12-4-06 Proxy Statement, in March 2006, at the direction of the Company Board, 20 potential financial buyers and 26 potential strategic buyers (including NACCO and Salton) were contacted by Banc of America Securities to determine their interest in a potential transaction with the Company. Of the 46 parties contacted, seven expressed initial indications of interest (three of which expressed interest in all of the Company’s assets (including NACCO and Salton) and four of which expressed interest in parts of the Company’s business).

According to the Applica 12-4-06 Proxy Statement, on March 31, 2006, NACCO’s financial advisor contacted the Company’s financial advisor to discuss the strategic alternative process. NACCO’s initial indication of interest dated April 19, 2006 proposed a transaction in which NACCO would spin off its Hamilton Beach/Proctor-Silex business as a separate public company and which would immediately thereafter merge with the Company. NACCO’s indication of interest provided that the outstanding Shares would be converted into the right to receive a number of shares of the combined entity equal to 25% of the aggregate number of shares of the combined entity outstanding immediately following the spin off and merger. The proposal also included the payment of a cash dividend of between $100 million and $125 million from the spun-off company to NACCO immediately preceding the spin off and merger, which was based on the pro forma capital structure of the combined company and the equity value of the merger consideration.

According to the Applica 12-4-06 Proxy Statement, Salton’s initial indication of interest proposed a stock-for-stock merger of Salton with the Company at an exchange ratio to be determined at the closing of such transaction based on Salton’s 30-day average trading price prior to the closing date of the transaction and assuming a value of $2.75 to $3.25 per share for the Company’s common stock. According to Salton’s initial indication of interest, based on a trading price for Salton common stock of between $3.00 and $4.00, prices that were significantly above the then-current Salton trading price, and assuming a value of between $2.75 to $3.25 per share for the Company’s common stock, the Company shareholders would have received approximately 40% to 48% of the common stock of the combined entity outstanding immediately following the merger. The third party that submitted an initial indication of interest for all of the Company proposed an all cash transaction.

According to the Applica 12-4-06 Proxy Statement, the Company Board met on April 4, 2006 and April 19, 2006 and received updates from its financial advisor regarding the indications of interest that had been received.

On April 13, 2006, Harbinger filed an amendment to its Schedule 13G indicating that it had increased its beneficial ownership in the Company to 3,739,730 Shares, or 15.5% of the outstanding Shares, and that certain other reporting persons named therein had increased their beneficial ownership in the Company to 3,815,000 Shares (including the 3,739,730 Shares beneficially owned by Harbinger), or 15.8% of the outstanding Shares. Harbinger and the other reporting persons named therein certified in such Schedule 13G/A that the Shares were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and were not held in connection with or as a participant in any transaction having such purpose or effect.

According to the Applica 12-4-06 Proxy Statement, in April and May 2006, the Company’s management made five separate presentations to parties that had expressed initial indications of interest. Three presentations were made to parties that had expressed interest in a transaction involving the entire company (including NACCO and Salton) and two presentations were made to those parties expressing interest in acquiring only certain of the Company’s businesses. Following these management presentations, each party was asked to confirm its initial views on value after participating in the management presentation. After the management presentations, the two parties expressing interest in acquiring only certain of the Company’s assets maintained their initial indications of interest, NACCO confirmed its proposal and Salton submitted a revised indication of interest that improved its initial merger proposal. Salton’s revised indication of interest proposed a stock-for-stock merger of Salton with the Company at an exchange ratio to be determined at the closing of such transaction based on Salton’s 30-day average trading price prior to the closing date of the transaction and assuming a value of $3.25 to $4.00 per share for the Company’s common stock. According to Salton’s revised indication of interest, based on a trading price for Salton common stock of between $3.00 and $4.50, prices that were significantly above the then-current Salton trading price, and assuming a value of between $3.25 to $4.00 per share for the Company’s common stock, the Company’s shareholders would have received approximately 43% to 52% of the common stock of the combined entity outstanding immediately following the merger. As an alternative structure, Salton indicated that it would consider a transaction in which the consideration would consist of a combination of stock and cash in which each outstanding share of the Company’s common stock would convert into the right to receive one share of Salton common stock plus a cash amount equal to the lesser of $0.75 or the difference between the Company’s and Salton’s 30-day average stock prices prior to closing. According to Salton’s revised indication of interest, under this alternative based on a trading price for Salton common stock of between $3.00 and $4.50, prices that were significantly above the then-current Salton trading price, and assuming a value of between $3.25 to $4.25 per share for the Company’s common stock, the Company’s shareholders would have received approximately 42% to 51% of the common stock of the combined entity outstanding immediately following the merger. The other party interested in acquiring the Company verbally lowered its cash offer and also informed the Company’s financial advisor that it was likely to have difficulty completing a transaction on the terms proposed given that it was not currently a participant in the small household appliance industry and, consequently, there would be no potential for material synergies.

According to the Applica 12-04-06 Proxy Statement, on May 2, 2006, a regular meeting of the Company Board was held at which the directors received an update from senior management on the strategic alternatives process and the management presentations. Additionally, on May 5, 2006, a meeting of the Company Board was held, which was attended by the Company’s senior management and financial advisor. At this meeting, the Company’s management and financial advisor further updated the Company Board members on the strategic alternative process and the indications of interest that had been received. The Company’s financial advisor reviewed each of the proposals with the Company Board and discussed certain publicly available financial and other information relating to the potential bidders.

According to the Applica 12-04-06 Proxy Statement, the Company Board discussed the implications of selling certain of the Company’s businesses, as proposed in two of the indications of interest, and concluded that it was unlikely that a partial sale would meaningfully improve the market price of the Company’s common stock. Members of the Company Board also discussed the three proposals regarding the sale or merger of the entire Company. The Company Board was informed by its financial advisor that the party offering to purchase the Company for cash had indicated that it was likely to have difficulty completing a transaction on the terms proposed. The Company’s financial advisor also relayed to the directors the reasons articulated by such party. The Company Board then discussed various aspects of the proposals made by NACCO and Salton. The Company Board also discussed the fact that a merger transaction would require diligence reviews by the Company of the proposed merger partner and that it would not be feasible to conduct diligence reviews of both Hamilton Beach/Proctor-Silex and Salton simultaneously. After comparing the proposals from NACCO and Salton with respect to the strategic fit with the Company, each party’s historical and projected financial performance, the strategic rationale of each companies’ brand channels and the potential pro forma leverage of the combined company following a merger transaction, the Company Board decided to pursue a potential transaction with NACCO. The Company Board instructed the Company’s financial advisor to inform NACCO that it could commence detailed due diligence and that the Company Board would further assess the merits of NACCO’s transaction proposal. The Company Board also instructed the Company’s financial advisor to inform the other parties which had provided indications of interest (including Salton) that the Company would be focusing on another proposal.

According to the Applica 12-4-06 Proxy Statement, following the May 5, 2006 meeting of the Company Board, the Company’s senior management and legal and financial advisors began to discuss and negotiate a possible transaction with NACCO. The Company also began to conduct detailed due diligence investigations with respect to business, legal, tax and other matters.

According to the Applica 12-4-06 Proxy Statement, on May 9, 2006, the Company Board held its annual meeting. Mr. Schulman updated the directors on the status of the negotiations with NACCO and discussed a projected timeline for a possible transaction with NACCO. The Company’s directors discussed the due diligence process and the need to undertake extensive due diligence of Hamilton Beach/Proctor-Silex. Company’s senior management reported to the directors that Greenberg Traurig P.A. (“Greenberg Traurig”), the Company’s legal advisor, and an acquisition team from Deloitte & Touche were assisting the Company in its due diligence investigation. The Company’s directors also discussed strategic alternatives available to the Company in the event that an agreement relating to the NACCO transaction was not executed, including the proposal by Salton, remaining a stand-alone organization, selling certain divisions of the Company and liquidating the Company.

According to the Applica 12-4-06 Proxy Statement, the independent directors on the Company Board met in executive session on May 9, 2006 and discussed the Company’s pursuit of strategic alternatives. At this meeting, the Company’s non-management directors decided to engage Capitalink, L.C. (“Capitalink”) as an independent financial advisor to the Company Board to assist the board in its review of strategic alternatives. Capitalink was subsequently engaged as a financial advisor to the independent members of the Company Board and received a fixed monthly fee for its services.

According to the Applica 12-4-06 Proxy Statement, on May 17, 2006, Harbinger filed a Schedule 13D indicating that it had increased its ownership in the Company to 6,000,000 Shares, or 24.7% of the outstanding Shares. Harbinger and the other reporting persons named therein stated in such Schedule 13D that the Shares were acquired for, and being held for, investment purposes only and that the acquisitions were made in the ordinary course of the reporting persons’ business or investment activities. Because the Company Board had not approved Harbinger’s acquisition of outstanding Shares representing one-fifth or more but less than one-third of all voting power of the Company prior to such acquisition and the Company qualified as an issuing public corporation as defined in the FBCA, all of the Shares then-beneficially owned by Harbinger lost their voting rights.

According to the Applica 12-4-06 Proxy Statement, on May 18, 2006, the Company Board held a special meeting, which was attended by the Company’s senior management and financial advisor, to discuss the status of negotiations with NACCO and the exploration of strategic alternatives generally. Various matters with respect to the NACCO merger were discussed at this meeting, including, among other things, the structure of the proposed transaction, the status of the due diligence investigations and a proposed dual class common stock structure.

On May 24, 2006, the Company’s senior management and legal and financial advisors attended a presentation by Hamilton Beach/Proctor-Silex’s senior management. Following this presentation and during the remainder of the week, the Company conducted initial due diligence of Hamilton Beach/Proctor-Silex’s operations. Throughout June, the Company’s management and advisors visited various Hamilton Beach/Proctor-Silex facilities and conducted diligence reviews. Members of the Company’s management also engaged in extensive conversations with NACCO and Hamilton Beach/Proctor-Silex regarding their business and operations.

On June 6, 2006, Jones Day, NACCO’s legal advisor, provided draft merger documentation to Greenberg Traurig and, over the next several weeks, the parties and their respective counsel negotiated the terms of a merger agreement, a spin-off agreement and other transaction documents while due diligence investigations continued.

Also on June 6, 2006, Harbinger and the other reporting persons named therein filed an amended Schedule 13D indicating that they had increased their ownership in the Company to 7,502,800 Shares, or 30.8% of the outstanding Shares. Harbinger and the other reporting persons named therein stated in such Schedule 13D that the Shares were acquired for, and being held for, investment purposes only and that the acquisitions were made in the ordinary course of the reporting persons’ business or investment activities.

According to the Applica 12-4-06 Proxy Statement, on June 15, 2006, the Company Board held a meeting, which was attended by the Company’s senior management and representatives of Banc of America Securities. At the meeting, the Company’s senior management provided the directors with the preliminary results of the due diligence investigation of Hamilton Beach/Proctor-Silex and discussed the status of the negotiations with NACCO.

The NACCO board met on June 14 to consider the progress made to date on the potential transaction with the Company, to receive diligence and status reports from management of both NACCO and Hamilton Beach/Proctor-Silex, as well as advice from Jones Day and Richards, Layton & Finger P.A. (“Richards Layton”), legal advisor to members of the NACCO board who were not lineal descendants of its founder, and its financial advisors. In particular, the senior managements of NACCO and Hamilton Beach/Proctor-Silex gave detailed presentations to the NACCO board on the strategic reasons for the transaction, the financing arrangements to be entered into by Hamilton Beach/Proctor-Silex, the pro forma financial profile for the combined company, various due diligence matters, the proposed structure of the transaction and transaction documentation. Representatives of Richards Layton and Jones Day gave presentations on the directors’ fiduciary duties, the legal requirements related to the transaction and anticipated timing. NACCO’s financial advisor provided an update on the Company’s performance in the public markets as well as presentations on the financial valuation as well as recent developments with the Company’s largest shareholder.

On June 21, 2006, Harbinger and the other reporting persons named therein filed an amended Schedule 13D indicating that they had increased their ownership in the Company to 7,789,100 Shares, or 32.0% of the outstanding Shares. The reporting persons disclosed in such amended Schedule 13D that the Shares had been acquired for investment, and that the reporting persons would evaluate such investment on a continual basis including, without limitation, for possible synergies with their other current investments. The reporting persons also reserved the right to contact the Company’s management and members of the Company Board regarding alternatives that the Company could employ to maximize shareholder value and to act in concert with any other Company shareholders for a common purpose, should they decide to do so and/or to recommend courses of action to the Company’s management, the Company Board and the Company’s shareholders.

According to the Applica 12-4-06 Proxy Statement, on June 28, 2006, a meeting was held in order to update the Company Board on the progress made to date with respect to the NACCO merger. The Company’s senior management and legal and financial advisors participated in the meeting, as well as representatives of Capitalink. The Company’s senior management and representatives from Banc of America Securities provided the Company Board with an overview of the proposed transaction with Hamilton Beach/Proctor-Silex. The Company directors, together with the Company’s management and financial advisor, also reviewed the strategic rationale for the NACCO merger.

On July 7, 2006, Mr. Schulman contacted Mr. Rankin to discuss the possible transaction and tasks that had to be completed. Over the next few weeks, Jones Day and Greenberg Traurig continued to negotiate definitive transaction documentation and finalize their respective due diligence reviews.

In early-July, NACCO requested a change in the proposed dual class structure contemplated for the combined company. The original transaction provided that in the spin off, each holder of NACCO Class A common stock would receive a share of Hamilton Beach/Proctor-Silex Class A common stock and each holder of NACCO Class B common stock would receive a share of Hamilton Beach/Proctor-Silex Class B common stock. However, as the result of certain provisions of the NACCO Certificate of Incorporation which required all holders of NACCO shares to receive equal consideration in the spin off, NACCO requested that the transaction be revised such that each holder of NACCO Class A common stock and Class B common stock both receive one half of a share of Hamilton Beach/Proctor-Silex Class A common stock and one half of a share of Hamilton Beach/Proctor-Silex Class B common stock.

According to the Applica 12-4-06 Proxy Statement, in mid-July, a representative of Harbinger contacted the Company’s financial advisor concerning the exploration of a possible strategic transaction. However, the Company was unable to reach agreement on the terms of a confidentiality and standstill agreement and Harbinger did not participate in the Company’s review of strategic alternatives.

Representatives of the Company requested a call among Christopher Madison, an independent member of the Company Board, Mr. Rankin and Michael J. Morecroft, President and Chief Executive Officer of Hamilton Beach/Proctor-Silex (and the proposed chief executive officer of the combined company following the merger) which took place on Monday, July 17, 2006.

According to the Applica 12-4-06 Proxy Statement, also on July 17, 2006, the Company Board held a meeting which was attended by the Company’s senior management and Banc of America Securities, as well as representatives of Capitalink. At this meeting, the Company’s senior management reported on the results of the due diligence investigation and one of the Company’s directors reported on the results of an earlier conversation with Mr. Rankin and other persons regarding the proposed operation of the newly combined company. Also at this meeting, Banc of America Securities informed the Company Board of the modification requested by NACCO of the dual class structure contemplated for the combined company and discussed the revised structure with the Company Board. Members of the Company’s senior management discussed the current status of negotiations with NACCO and the terms of the current drafts of the merger agreement, spin-off agreement and other transaction documents. Mr. Schulman reported to the Company directors that the Company’s senior management supported the proposed transaction. After a comprehensive discussion, the Company directors instructed Banc of America Securities to request that NACCO enhance the financial terms of the transaction, in an effort to assure that the proposed terms represented the best value reasonably obtainable, and to confirm that the amount of the dividend to be paid to NACCO immediately prior to the spin-off and merger would be limited to $110 million. Representatives of NACCO rejected the request to enhance the terms of its proposal. Banc of America Securities subsequently proposed to NACCO’s financial advisor the payment of a $25 million dividend to Company’s shareholders immediately prior to the consummation of the merger. This proposal was also rejected by NACCO.

During the week of July 17, 2006, substantial progress was made in negotiating the terms and conditions of the merger agreement, spin-off agreement and other transaction documents for the NACCO merger.

Based on a press release issued by Salton, on June 2, 2006, a consultant to Harbinger joined the board of directors of Salton. According to that release, prior to that time Harbinger acquired preferred stock of Salton convertible into 15.54% of the common stock of Salton.

According to the Applica 12-4-06 Proxy Statement, on July 19, 2006, the Company received a letter from Salton reconfirming its interest in a stock-for-stock merger with the Company. However, the letter did not specify the terms of an offer. In subsequent conversations with the Company’s financial advisor on that same day, Salton’s financial advisor indicated that Salton might consider making a revised proposal that would permit the Company’s shareholders to elect to receive cash instead of Salton common stock. Salton was advised that any revised proposal should be made as soon as possible. The Company did not receive a revised proposal from Salton.

According to the Applica 12-4-06 Proxy Statement, also on July 19, 2006, the Company Board held a meeting, which was attended by the Company’s senior management and legal and financial advisors, as well as representatives of Capitalink, to discuss in detail the terms of the NACCO merger. The Company’s financial advisor updated the directors with respect to the status of the merger discussions with NACCO and informed the directors that NACCO had indicated that it was unwilling to modify the financial terms of the merger and would not pay a dividend to the Company’s shareholders, but had confirmed that the dividend to be paid to NACCO immediately prior to the spin-off and merger would be limited to $110 million. The Company’s financial advisor also informed the directors of the letter that had been received earlier in the day from Salton and the subsequent discussions with Salton’s financial advisor regarding a revised proposal. The Company Board proceeded to discuss the terms of the NACCO merger and matters pertaining to Salton. A lengthy and detailed discussion ensued regarding Salton and the Company Board’ initial rationale for not exploring a potential transaction with Salton at that point in time. Following extensive discussion, the Company Board determined that the concerns initially expressed that led to a decision not to pursue a transaction with Salton remained — primarily that the Company Board believed that it was unlikely that Salton could match or exceed the value believed to be inherent in the NACCO merger — and that no formal response to the letter was necessary, absent receipt of a revised proposal. The members of the Company’s senior management then advised the Company Board on the status of the negotiations concerning the transaction documents.

According to the Applica 12-4-06 Proxy Statement, on July 21, 2006, the Company Board met to consider the NACCO merger. The Company’s senior management and legal and financial advisors, as well as representatives of Capitalink, attended the meeting. The Company’s senior management reviewed for the Company Board the course of discussions and negotiations with NACCO following the last meeting of the Company Board and summarized the terms and conditions of the Initial Agreement, the regulatory approval process and the financial and strategic implications of the merger. Also at this meeting, Banc of America Securities and Capitalink discussed with the Company Board financial aspects of the NACCO merger. In addition, representatives of Greenberg Traurig discussed the fiduciary obligations of the Company Board in connection with their consideration of the proposed merger agreement.

According to the Applica 12-4-06 Proxy Statement, after an extensive discussion of the proposed transaction, the Company Board resolved that the Initial Agreement and the NACCO merger were advisable for, fair to and in the best interest of the Company’s shareholders and voted to approve and adopt the Initial Agreement and the NACCO merger.

On July 21, 2006, at a joint meeting of the NACCO and Hamilton Beach/Proctor-Silex boards, the directors unanimously approved the spin off and the merger with the Company. During the meeting senior management of NACCO and Hamilton Beach/Proctor-Silex gave presentations on anticipated synergies resulting from the merger, the timeline to completion, the risks associated with the transaction and the strategic and financial rationale for the transaction. The NACCO and Hamilton Beach/Proctor-Silex boards were also presented with updates on the status of due diligence, financing arrangements, valuation and the proposed transaction documentation and structure. Representatives of Jones Day, Richards Layton and McGuireWoods, outside counsel to Hamilton Beach/Proctor-Silex, rendered legal advice to their clients in connection with the consideration by each board of the proposed transactions. Following extensive discussion by the boards, including in executive session, and consideration of the presentations of management and the financial advisors engaged in connection with the proposed transaction, the boards of directors of NACCO, Housewares Holding Company, Inc., a wholly owned subsidiary of NACCO, and Hamilton Beach/Proctor-Silex unanimously approved the spin off and the merger.

Over the next few days, representatives of the Company, Hamilton Beach/Proctor-Silex and NACCO, as well as their legal and financial advisors, worked to finalize the transaction documentation. Late in the evening of July 23, 2006, NACCO, Hamilton Beach/Proctor-Silex, and the Company executed the merger agreement. On July 24, 2006, prior to the opening of trading on the NYSE, NACCO and the Company issued a joint press release announcing the NACCO merger.

According to the Applica 12-4-06 Proxy Statement, on July 31, 2006, a representative of Harbinger contacted a member of the Company’s senior management regarding the merger announcement and expressed dissatisfaction with the terms of the NACCO merger. The Company’s senior executive responded that the Company’s management intended to promote acceptance of the NACCO merger and that a proxy statement would be filed shortly containing additional information about the proposed transaction. He further noted that the Company would meet with shareholders after the filing of the initial proxy statement to seek shareholder support for the NACCO merger.

According to the Applica 12-4-06 Proxy Statement, on August 1, 2006, the Company Board held its previously scheduled quarterly meeting to review the Company’s second quarter results. At such meeting, the directors discussed the timeline for the NACCO merger and employee and customer reactions to the announcement. The Company Board also discussed Harbinger’s expressed dissatisfaction with the NACCO merger.

On August 2, 2006, Harbinger and certain other persons delivered an Acquiring Person Statement and an accompanying letter to the Company pursuant to Section 607.0902 of the FBCA (the “Control Share Acquisition

Statute”). Such persons sought at the Company’s next annual or special shareholders meeting to have restored any voting rights which may have been lost as a result of the application of the Control Share Acquisition Statute to the Shares then owned, or acquired in the future, by Harbinger and the other persons named in the Acquiring Person Statement.

On August 3, 2006, Harbinger and the other reporting persons named therein filed an amended Schedule 13D indicating that they had increased their aggregate ownership in the Company to 7,921,200 Shares, or 32.55% of the outstanding Shares. In addition, Harbinger and the other reporting persons disclosed that, during the July 31 call with one of the Company’s senior executives described above, the issue of the Florida Control Share Statute was discussed, and that they had filed the Acquiring Person Statement described above.

The reporting persons also stated in the August 3rd Schedule 13D amendment that they reserved the right to (1) be in contact with members of the Company’s management, the members of the Company Board, other significant shareholders, NACCO’s management and directors and others regarding alternatives that the Company could employ to maximize shareholder value, (2) effect transactions that would change the number of Shares they may be deemed to beneficially own, and (3) act in concert with any of the Company’s other shareholders, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Company Board and the Company’s management and shareholders. In addition, the reporting persons continued to state in the August 3, 2006 Schedule 13D amendment that the Shares were held for investment purposes.

According to the Applica 12-4-06 Proxy Statement, on August 8, 2006, a representative of Greenberg Traurig had a discussion with counsel for Harbinger and acknowledged the Company’s receipt of the Acquiring Person Statement. Among other things discussed, the Company’s counsel informed Harbinger’s counsel that the Company intended to include the issue on the agenda at the next special meeting of the Company’s shareholders, at which the NACCO merger would also be considered. Harbinger and the other reporting persons named therein filed an amendment to their Schedule 13D on the same date reflecting their view of such conversation. The amendment also indicated that Harbinger and the other reporting persons named therein had increased their aggregate ownership in the Company to 8,621,100 Shares, or 35.2% of the outstanding Shares. The reporting persons also stated that they reserved the right to (1) be in contact with members of the Company’s management, the members of the Company Board, other significant shareholders, NACCO’s management and directors and others regarding alternatives that the Company could employ to maximize shareholder value, (2) effect transactions that would change the number of Shares they may be deemed to beneficially own, and (3) act in concert with any of the Company’s other shareholders, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Company Board and the Company’s management and shareholders. The reporting persons continued to state in the August 8, 2006 Schedule 13D Amendment that the Shares were held for investment purposes.

In accordance with the Applica 12-4-06 Proxy Statement, on August 9, 2006, the Company’s counsel sent a letter to Harbinger’s counsel confirming the conversation of August 8, 2006 and clarifying the Company’s view of certain matters disclosed in the amended Schedule 13D filed by Harbinger and the other reporting persons named therein on August 2, including statements by the Company’s executive officers regarding the Control Share Acquisition Statute. Harbinger and the other reporting persons named therein filed the letter on August 11, 2006 as an exhibit to an amendment to their Schedule 13D, which amendment also indicated that the reporting persons had increased their aggregate ownership in the Company to 9,201,000 Shares, or 37.55% of the outstanding Shares. The reporting persons continued to state in the August 11, 2006 Schedule 13D Amendment that the Shares were held for investment purposes.

On August 17, 2006, Harbinger and the other reporting persons named therein filed an amendment to their Schedule 13D indicating that they had sent a letter to the Company requesting inspection of the Company’s shareholder list and certain other records and that they had increased their aggregate ownership in the Company to 9,611,600 Shares, or 39.2% of the outstanding Shares. In accordance with the Applica 12-4-06 Proxy Statement, the Company provided Harbinger with a copy of a shareholder list as of the record date of the Company’s 2006 annual meeting of shareholders, which was March 20, 2006. The reporting persons continued to state in the August 17, 2006 Schedule 13D Amendment that the Shares were held for investment purposes.

In accordance with the Applica 12-4-06 Proxy Statement, on August 31, 2006, the Company Board met to discuss the disclosures included in the proxy statement/prospectus/information statement to be filed in connection with the Hamilton Beach/Proctor-Silex merger, and the inclusion of the proposal by Harbinger and certain other persons under the Control Share Acquisition Statute for the restoration of voting rights on the agenda of the special shareholders meeting to be held to consider the NACCO merger.

On September 12, 2006, Hamilton Beach/Proctor-Silex filed a registration statement on Form S-4 containing a preliminary proxy statement for the Company’s special shareholders meeting to consider the proposal to approve and adopt the NACCO merger, as well as the proposal by Harbinger and certain other persons under the Control Share Acquisition Statute.

According to the Applica 12-4-06 Proxy Statement, on the evening of September 13, 2006, a representative of Harbinger contacted a member of the Company’s senior management team and expressed continued dissatisfaction with the terms of the NACCO merger following a review of the preliminary proxy statement.

According to the Applica 12-4-06 Proxy Statement, in the morning on September 14, 2006, a representative from Harbinger contacted a member of the Company’s senior management team and advised such person that Philip Falcone, Senior Managing Director of Harbinger, would be contacting Mr. Schulman prior to 9:00 a.m. that morning. Shortly thereafter, Mr. Falcone initiated a phone call and spoke to Mr. Schulman and two other members of the Company’s senior management. Mr. Falcone indicated that a letter from Harbinger to the Company setting forth Harbinger’ offer to acquire the Shares that Harbinger did not currently own for $6.00 per share in cash would shortly be delivered to the Company and thereafter be released publicly. Upon receipt, the Company provided written notice to NACCO that it had received the unsolicited, bona fide written offer from Harbinger.

On September 14, 2006, Harbinger and the other reporting persons named therein filed an amendment to their Schedule 13D indicating that they had made such offer and that they had increased their aggregate ownership in the Company to 9,830,800 Shares, or 40.1% of the outstanding Shares, and included a copy of a second Acquiring Person Statement delivered to the Company by Harbinger and certain other persons named therein, a copy of a press release announcing Harbinger’s offer to acquired Applica and a letter Harbinger submitted to the Company Board. The Schedule 13D amendment also amended the “Purpose of the Transaction” provision to state that:

“The Reporting Persons have acquired their Shares of the Issuer in order to acquire control of the Issuer.”

According to the Applica 12-4-06 Proxy Statement, later on September 14, 2006, the Company Board held a meeting to discuss Harbinger’s offer and its obligations under the Initial Agreement. The meeting was attended by the Company’s senior management and legal and financial advisors, as well as representatives of Capitalink and the board’s independent legal counsel, Boies, Schiller & Flexner LLP. At the meeting, the Company Board reviewed and discussed the offer from Harbinger with management and the legal and financial advisors. The Company Board also discussed with the legal advisors the provisions of the Initial Agreement relating to competing transactions. After consultation with the legal and financial advisors, the Company Board determined that there was a reasonable likelihood that Harbinger’ offer would constitute a superior proposal (as defined in the Initial Agreement). After further consultation with the legal advisors, the Company Board also determined that it was required by its fiduciary duties to engage in discussions and negotiations with Harbinger in response to its offer. The Company Board then authorized senior management, subject to the Company’s compliance with the terms of the Initial Agreement, to negotiate and enter into a confidentiality agreement with Harbinger and to thereafter engage in discussions and negotiations with them.

On September 15, 2006 Greenberg Traurig notified Jones Day in writing that the Company Board had determined that there was a reasonable likelihood that Harbinger’s offer would constitute a superior proposal (as defined in the Initial Agreement).

According to the Applica 12-4-06 Proxy Statement, over the next few days, members of the Company’s senior management and representatives of Greenberg Traurig negotiated a confidentiality agreement with Harbinger and its legal advisor, Paul, Weiss, Rifkind, Wharton & Garrison LLP, which was executed on September 21, 2006. A copy of such agreement was provided to NACCO’s counsel later that day. The Applica 12-4-06 Proxy Statement says that, thereafter, Harbinger and its legal and financial representatives commenced detailed due diligence on the Company and the Company commenced due diligence on the ability of Harbinger to pay the merger consideration.

Over the next few weeks, members of the Company’s senior management and legal and financial advisors met with, and the Company responded to due diligence questions from, Harbinger and its legal and financial advisors.

On September 22, 2006, Harbinger and the other reporting persons named therein filed an amendment to their Schedule 13D including a copy of the confidentiality agreement. The reporting persons did not amend the Schedule 13D disclose any change in interest or intent in the “Purpose of the Transaction” Section of Schedule 13D.

On October 3, 2006, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired with respect to the previously announced transaction among NACCO, Hamilton Beach/Proctor-Silex and the Company.

According to the Applica 12-4-06 Proxy Statement, on October 4, 2006, Paul Weiss provided a draft merger agreement to the Company and Greenberg Traurig and, over the next few days, the parties and their respective counsel negotiated the terms of the merger agreement while due diligence investigations continued. Neither NACCO nor Hamilton Beach/Proctor-Silex were advised, as they believe the Initial Agreement required, of these discussions or events.

According to the Applica 12-4-06 Proxy Statement, on October 9, 2006, the Company Board met to review the terms of the proposed Harbinger Agreement. The Company’s senior management and legal and financial advisors, as well as representatives of Capitalink, attended the meeting. The Company’s senior management reviewed with the directors the course of discussions and negotiations with Harbinger following the last meeting of the Company Board and summarized the terms and conditions of the proposed merger agreement, the regulatory approval process and the financial and strategic implications of the merger. Also at this meeting, Banc of America Securities and Capitalink discussed with the Company Board financial aspects of the merger. The Company board members also discussed financial aspects and terms of the NACCO merger with senior management and the legal and financial advisors, and compared the two transactions. The Company’s legal advisor also discussed with the Company Board the contractual requirements in the Initial Agreement that needed to be followed by the Company in accepting a superior proposal (as defined in the Initial Agreement). Neither NACCO nor Hamilton Beach/Proctor-Silex were advised of this meeting at this time, as they believe was required by the Initial Agreement.

According to the Applica 12-4-06 Proxy Statement, on October 10, 2006, the Company Board met again with the Company’s senior management and legal and financial advisors and the independent directors’ legal and financial advisors. At this meeting, the Company Board reviewed and discussed the terms of the proposed Harbinger merger agreement with senior management and the legal and financial advisors and determined that Harbinger’ offer, as further reflected in the proposed merger agreement, constituted a superior proposal (as defined in the Initial Agreement). The Company Board further determined that the Company should provide NACCO with notice as to the Company’s intent to terminate the Initial Agreement in order to enter into an agreement with Harbinger with respect to its superior proposal if all of the conditions for terminating the Initial Agreement were satisfied.

Following the meeting, Mr. Schulman provided NACCO with written notice of the intention of the Company Board to terminate the Initial Agreement in four business days pursuant to the terms of such agreement. The notice included a copy of the proposed Harbinger merger agreement.

On October 11, 2006, Jones Day sent a letter to the Company advising the Company of its obligations under the Initial Agreement to keep NACCO apprised of the status of discussions related to a potential superior proposal and reserving its rights with respect thereto. Also on October 11, 2006, representatives of Greenberg Traurig had conversations with representatives of Jones Day in which the Jones Day representatives stated that NACCO believed that the Company had not complied with the requirements of the Initial Agreement relating to a competing transaction in respect of the Harbinger Agreement and the series of events leading up to it. According to the Applica 12-4-06 Proxy Statement, the Company indicated that it disagreed with this assertion.

According to the Applica 12-4-06 Proxy Statement, on October 12, 2006, Harbinger provided the Company with a letter confirming its offer to enter into the proposed merger agreement. On October 12, 2006, the Company Board held a meeting to review such letter. The Company’s senior management and legal advisors, as well as representatives of the independent directors’ legal and financial advisors, attended the meeting. At the meeting, the Company Board reconfirmed (1) that Harbinger’s offer constituted a superior proposal (as defined in the Initial Agreement) and (2) the Company’s current intent to terminate the Initial Agreement if all of the conditions for terminating the Initial Agreement were satisfied. The Company Board discussed NACCO’s allegations with the legal advisors and agreed to re-notify NACCO of the Company’s conclusions and provide NACCO with a new four business day period in which to propose changes to the terms of the NACCO merger and the Initial Agreement. The Company provided NACCO with written notification of such matters on October 12, 2006 and informed NACCO that the Company was available to engage in good faith negotiations with respect to such changes as NACCO and Hamilton Beach/Proctor-Silex may propose to the terms of the Initial Agreement.

On October 13, 2006, a representative of Jones Day notified the Company by letter of its belief that serious questions exist regarding the validity of the assertion from the Company that it had complied with its obligations under the Initial Agreement. The letter from Jones Day requested that the Company demonstrate its compliance. The Company has not done so as of the date of this Offer To Purchase. Also on October 13, 2006, the Company sent a letter in response to the Jones Day letter reiterating its belief that it fully complied with its obligations under the Initial Agreement.

On the evening of October 18, 2006 and several times on the morning of October 19, 2006, representatives of the Company requested from NACCO wire instructions for the payment of the termination fee under the Initial Agreement.

According to the Applica 12-4-06 Proxy Statement, on the morning of October 19, 2006, the Company Board held a meeting, in which members of the Company’s senior management and legal and financial advisors, as well as the independent directors’ legal and financial advisors, participated. At the meeting:

(1) senior management reviewed for the directors the course of discussions and negotiations with Harbinger following the last meeting;

(2) the Company Board reviewed the terms of the merger agreement with the Company’s legal and financial advisors and the independent directors’ legal and financial advisors;

(3) the Company Board noted that at no time did NACCO or Hamilton Beach/Proctor-Silex propose to modify the terms of the Initial Agreement;

(4) Banc of America Securities reviewed with the Company Board its financial analysis of the $6.00 per share merger consideration and delivered an oral opinion, which was confirmed by delivery of a written opinion, dated October 19, 2006, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the $6.00 per share merger consideration to be received by holders of the Company’s common stock, other than Harbinger and its affiliates, pursuant to the merger agreement was fair, from a financial point of view, to such holders;

(5) Capitalink provided the Company Board with their observations regarding the proposed transaction and the financial analyses performed by Banc of America Securities and advised the directors that they believed that the financial analyses performed by, and the conclusion of, Banc of America Securities appeared to be reasonable;

(6) the directors discussed the potential interests of certain of the Company’s officers and directors in the proposed transaction that were different from the Company’s shareholders generally;

(7) the Company Board determined that Harbinger’s offer remained a superior proposal (as defined in the Initial Agreement) following the expiration of a period during which NACCO could propose changes to the Initial Agreement of which was in excess of that required by the Initial Agreement, and that terminating the Initial Agreement was reasonably required by the board’s fiduciary obligations under applicable law; and

(8) the Company Board approved the termination of the Initial Agreement and the payment of the termination fee and termination expenses to NACCO under the Initial Agreement.

After, according to the Applica 12-4-06 Proxy Statement, lengthy discussions and a thorough review with the Company’s senior management and the legal and financial advisors, the Company Board determined that the proposed Harbinger merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable for, fair to and in the best interest of the Company’s shareholders (other than Harbinger and its affiliates) and voted to approve and adopt the merger agreement and the merger.

Following the meeting, the Company provided NACCO with written notice of the termination and paid to NACCO a termination fee and expense reimbursement of $6 million pursuant to the terms of the Initial Agreement. According to the Applica 12-4-06 Proxy Statement, after payment of such fees and expenses and delivery of the notice of termination, the Company executed the Harbinger Agreement and thereafter issued a press release announcing the purported termination of the Initial Agreement and the execution of the Harbinger Agreement.

On October 19, 2006, NACCO provided wire instructions to the Company, reserved all rights under the Initial Agreement and indicated that the $6.0 million wire transfer had been placed in a segregated account. A representative of Jones Day reiterated by letter to the Company the serious questions regarding the Company’s compliance with its contractual obligations and right to terminate the Initial Agreement, renewed the request for an explanation of circumstances and reserved all rights available to NACCO and Hamilton Beach/Proctor-Silex under the Initial Agreement.

Also on October 19, 2006, Harbinger and the other reporting persons named therein filed an amendment to its Schedule 13D attaching a copy of the agreement and plan of merger entered into between affiliates of Harbinger and the Company. The amendment to the Schedule 13D also purported to amend the “Purpose of the Transaction” provision to delete the statement included in the September 14th amendment to each of its earlier Schedule 13Ds that stated the Shares purchased by the reporting persons were acquired for the purpose of acquiring control of the Company, and by replacing it with the following:

“The Reporting Persons have changed their investment intent and now propose to acquire all of the shares of the Issuer.”

No such amendment was made in the amendment to the Schedule 13D filed on September 22, 2006.

On October 20, 2006, Harbinger and the other reporting persons named therein filed an amendment to their Schedule 13D reporting an equity interest in Salton and referencing a letter sent by Harbinger to Salton proposing to enter into discussions so that Harbinger or any affiliate of Harbinger would acquire control of Salton.

On November 2, 2006, the Company filed a preliminary proxy statement with respect to the proposed Harbinger transaction.

On November 13, 2006, NACCO and Hamilton Beach/Proctor-Silex filed a complaint in the Delaware Chancery Court against the Company and certain entities related to Harbinger. The litigation is described in “Section 15 — Certain Legal Matters; Regulatory Approvals.”

On November 15, 2006, Harbinger amended its Schedule 13D with respect to Salton indicating it had entered into an exclusivity agreement with Salton in connection with a proposed combination of Salton and the Company. The Applica 12-4-06 Proxy Statement states:

“Harbinger Capital Partners Master Fund I, Ltd. has expressed an interest in combining us with Salton, Inc. after we have been acquired by Harbinger. Harbinger Capital Partners Master Fund I, Ltd. has entered into a confidentiality agreement and an exclusivity agreement with Salton for purposes of pursuing such a transaction. Such a combination, however, would only occur, if at all, after the acquisition of us by Harbinger. Shareholders of Applica (other than Harbinger) would not participate in any such transaction with Salton as their shares of Applica common stock will have been converted, upon consummation of the proposed merger, into the right to receive $6.00 in cash, without interest, for each share of our common stock. Harbinger Capital Partners Master Fund I, Ltd. presently owns voting preferred stock of Salton currently convertible into approximately 15% of Salton’s common stock and has the right to designate, and has currently designated, one director to the board of Salton. In addition, the Harbinger Funds own nonvoting nonconvertible preferred stock and certain debt securities of Salton.”

On the evening of December 13, 2006, NACCO delivered a letter to the Company Board proposing to acquire all of the Shares at a purchase price of $6.50 per share, net to the seller in cash, without interest, and proposing an amendment to the Initial Agreement to provide for a tender offer. On December 15, 2006, Purchaser commenced the Offer.

According to published reports, on December 15, 2006, the Company and Harbinger amended the Harbinger Agreement to provide for Applica shareholders to receive $6.50 per Share if the merger contemplated by the Harbinger Agreement closes. According to the Applica 12-4-06 Proxy Statement, the scheduled date for Applica shareholders to vote on the merger contemplated by the Harbinger Agreement is December 28, 2006. Because Shares beneficially owned by Harbinger are non-voting under Florida law, the approval of holders of 7,585,151 is required to approve the Harbinger merger.

12.	Purpose of the Offer and the Merger; Plans for the Company After the Offer and the Merger; Appraisal Rights.

Purpose of the Offer and the Merger.  The purpose of the Offer is for Purchaser to increase its direct ownership of the outstanding Shares from its current level of less than 1% to 100%. Purchaser will, as soon as practicable upon completion of the Offer, unless it is not lawful to do so, cause a merger to be effected, pursuant to which each then outstanding Share (other than Shares owned by NACCO or its affiliates, or Shares, if any, that are held by shareholders who validly perfect their appraisal rights under the FBCA, if applicable), would be converted into and represent the right to receive the Offer Price. The cash consideration to be paid in the Merger would be the same as paid in the Offer. Upon the completion of the Merger, the Company would become a wholly owned subsidiary of NACCO.

If Purchaser acquires Shares pursuant to the Offer but does not acquire 100% of the Shares, depending upon the number of Shares so acquired and other factors relevant to Purchaser’s equity ownership in the Company, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as Purchaser shall determine, which may be different from the price paid in the Offer.

Plans for the Company After the Offer and the Merger.  Except as indicated in this Offer To Purchase, Purchaser does not have any current plans or proposals which relate to or would result in (1) any extraordinary transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company or any of its subsidiaries, (4) any change in the current board of directors or management of the Company or any change to any material term of the employment contract of any executive officer of the Company, (5) any other material change in the Company’s corporate structure or business, (6) any class of equity security of the Company being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

In connection with the Offer and the Merger, Purchaser and NACCO expect to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Merger in order to best organize and integrate the activities of the Company and certain affiliates of Purchaser. Purchaser and NACCO each expressly reserve the right to make any changes that they deem necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, certificate of incorporation, by-laws, capitalization, management or dividend policy. Purchaser intends to retain the Shares acquired pursuant to the Offer and the Merger. Purchaser intends to replace the Company Board and, the company’s chief executive officer, and subject to further discussions and analysis, certain other members of management of the Company. In connection with the Offer and the Merger, Purchaser intends to delist the Shares from the NYSE and terminate the registration of the Shares under the Exchange Agreement. In connection with the Offer, Purchaser intends to commence a tender offer for any and all of the Company’s outstanding Notes. According to the Company’s quarterly report filed on Form 10-Q on November 3, 2006, as of November 1, 2006, the aggregate outstanding principal amount of the Notes was $55,800,000. Purchaser intends to commence the tender offer for the Notes as soon as reasonably practicable after commencement of the Offer. The tender offer for the Notes will be subject to payment by the Purchaser of validly tendered and not properly withdrawn Shares and other conditions.

Purchaser believes that the employees of the Company are an important asset to the business and operations of the Company and wishes to minimize any concerns that the Company’s employees may have regarding the Offer and the Merger. Purchaser intends to work with the Company’s management to minimize disruption to the Company’s workforce.

NACCO continues to consider a spin-off of Hamilton Beach/Proctor-Silex and certain of its subsidiaries to the NACCO shareholders but has not made a decision as to whether or when to effect a spin-off and, if so, what the capital structure and other characteristics of the spun off company would be. Several factors will influence any such decision including the timing of the integration of the Company with Hamilton Beach/Proctor-Silex, market conditions and other relevant circumstances at the time any such decision is being made. NACCO reserves the right not to spin-off Hamilton Beach/Proctor-Silex for any reason. Applica shareholders whose Shares were sold in the Offer or converted into cash in the Merger would not participate in that transaction unless they are shareholders of NACCO at the time of any spin off.

Appraisal Rights.  Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares may have certain rights pursuant to the provisions of Sections 607.1301 through 607.1333 of the FBCA to dissent and obtain payment of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger unless exclusion would be inequitable). However, pursuant to the FBCA, appraisal rights will not be available if on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which the Merger is to be acted upon or to consent to any such action without a meeting, the Shares are either (1) registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (2) held of record by not fewer than 2,000 shareholders.

If appraisal rights were available and the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the Offer Price or the Merger consideration.

If any holder of Shares who demands appraisal under Section 607.1302 of the FBCA fails to perfect, or effectively withdraws or loses such holder’s right to appraisal, as provided in the FBCA, the Shares of such holder will be converted into the Merger consideration in accordance with the Merger agreement.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the FBCA and is qualified in its entirety by the full text of Sections 607.1301 through 607.1333 of the FBCA.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTIONS 607.1301 THROUGH 607.1333 OF THE FBCA FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

13.	Dividends and Distributions.

According to the Applica 12-4-06 Proxy Statement, the Company is prohibited from declaring or paying cash dividends on its capital stock under the terms of its debt agreements and the Harbinger Agreement. The Company did not pay any common stock dividends in 2004 or 2005 or through December 14, 2006. According to the Applica 12-4-06 Proxy Statement, the Company does not anticipate paying dividends in the foreseeable future and the Company intends to retain any earnings to finance its operations and for general corporate purposes.

If, at any time on or after the date hereof, the Company should declare or pay any dividend or other distribution (including, without limitation, the issuance of additional Shares pursuant to a stock dividend or stock split) with respect to the Shares that is payable or distributable to shareholders of record on a date occurring prior to the transfer to the name of Purchaser or its nominees or transferees on the Company’s stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to Purchaser’s rights described in “The Offer — Section 14. Conditions to the Offer,” (1) the purchase price per Share payable by Purchaser pursuant to the Offer will be reduced in the amount of any such cash dividend or distribution and (2) the whole of any non-cash dividend or distribution (including, without limitation, additional Shares) will be required to be remitted promptly and transferred by each tendering shareholder to the Depositary for the account of Purchaser accompanied by appropriate documentation of transfer. Pending such remittance or appropriate assurance thereof, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend or distribution, as determined by Purchaser in its sole discretion.

If, on or after the date hereof, the Company should split the Shares or combine or otherwise change the Shares or its capitalization, then, without prejudice to Purchaser’s rights described under the heading “The Offer — Section 14. Conditions to the Offer,” appropriate adjustments to reflect such split, combination or change may be made by Purchaser in the purchase price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

14.	Conditions to the Offer.

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser will not be required to accept for payment, purchase or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may amend or terminate the Offer, if (1) at the Expiration Date the Minimum Condition has not been satisfied or (2) at any time on or prior to the Expiration Date, any of the following conditions has not been satisfied:

(i) the Company Board shall have irrevocably taken all action necessary to render Sections 607.0901 and 607.0902 of the FBCA inapplicable to Purchaser and to the acquisition by Purchaser of the Shares pursuant to the Offer and the Merger and shall have irrevocably resolved to elect, to the extent permitted by law, not to be subject to any other “moratorium,” “control share acquisition,” “business combination,” “fair price,” “interested stockholder” or other form of anti-takeover law or regulation;

(ii) the Company Board shall have recommended that the holders of shares accept the Offer and tender their shares in the Offer;

(iii) the Harbinger Agreement shall have been terminated, or a court of competent jurisdiction shall have entered an order satisfactory to Purchaser that the Harbinger Agreement is not legally valid and binding on the parties thereto;

(iv) no change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), cash flows, licenses, franchises, permits, authorizations, operations, results of operations or prospects of the Company that the Purchaser determines in good faith has or might reasonably be expected to have a material adverse effect on the Company (an “Adverse Effect”), or results or might reasonably be expected to result in a material diminution in the value of the Shares or the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer or the Merger (a “Diminution in Value”);

(v) there shall not have been any statute, rule, regulation, law, order or injunction or any action, proceeding, application, claim or counterclaim or any judgment, ruling, or injunction or any other action taken, promulgated, enacted, entered, enforced, issued or amended by any government or governmental authority or agency or other regulatory or administrative agency or commission, whether domestic (local, state or federal), foreign or supranational, court or arbitral panel or any self-regulatory organization (a “Governmental Entity”), that is applicable to NACCO, Purchaser, the Company, the Offer or the Merger that (A) makes the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the Offer illegal, (B) imposes material limitations on the ability of NACCO, Purchaser or any of their respective subsidiaries to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the Company shareholders, (C) imposes any limitations on the ability of NACCO or Purchaser or any of their respective affiliates effectively to control the business or operations of the Company, NACCO, Purchaser or any of their respective subsidiaries, (D) otherwise prohibits the Offer or the Merger, (E) seeks to require divestiture by Purchaser (or any affiliate of Purchaser) of any or all of the Shares, (F) otherwise has or the Purchaser determines in good faith might reasonably be expected to have an Adverse Effect, or results or might reasonably be expected to result in a Diminution in Value, or (G) seeks to impose any condition to the Offer unacceptable to Purchaser;

(vi) there shall not have occurred (A) any general suspension of trading in, or limitation on times or prices for, securities on any United States national securities exchange, or in the over-the-counter market, (B) any extraordinary or material adverse change in the United States financial markets generally, including without limitation, a decline of at least 20% in either the Dow Jones average of industrial stocks or the Standard & Poor’s 500 index from December 14, 2006, (C) any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (D) any material limitation by any Governmental Entity or any court that materially affects the extension of credit generally by lenders that regularly participate in the United States market in loans, (E) any commencement or escalation of war, terrorist acts, armed hostilities or other national or international calamity, directly or indirectly, involving the United States, (F) a suspension of, or limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (G) in the case of any of the foregoing occurrences existing on or at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(vii) the Company and Purchaser shall not have reached an agreement or understanding that the Offer be terminated or amended, and Purchaser (or one of Purchaser’s affiliates) shall not have entered into a definitive agreement or an agreement in principle to acquire the Company by merger or other business combination, or purchase of Shares or assets of the Company;

(viii) the Company shall not have (1) issued, distributed, pledged, sold or authorized, or proposed the issuance of or distribution, pledge or sale to any person of any (A) shares of its capital stock (other than sales or issuances (in accordance with the present terms thereof) pursuant to employee stock options outstanding on November 27, 2006 of any class (including, without limitation, the Shares) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of the Company, (B) other securities in respect of, in lieu of or in substitution for Shares outstanding on November 27, 2006, or (C) debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (2) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Shares or other securities, (3) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any Shares or any other security, whether payable in cash, securities or other property, (4) altered or proposed to alter any material term of any outstanding security, (5) incurred, agreed to incur or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice, (6) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, any release or relinquishment of any material contractual or other rights or any comparable event, or taken any action to implement any such transaction previously authorized, recommended, proposed or publicly announced, or (7) entered into or amended any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of the Company that the Purchaser determines in good faith might, individually or in the aggregate, have an Adverse Effect or result in a Diminution in Value;

(ix) the Company shall not have amended, or proposed or authorized any amendment to, its certificate of incorporation or by-laws or similar organizational documents and Purchaser shall not have learned that the Company has proposed, adopted or recommended any such amendment which has not been publicly disclosed by the Company and also set forth in filings with the SEC, in each case, prior to December 14, 2006;

(x) a tender or exchange offer for some portion or all of the Shares shall not have been commenced or publicly proposed to be made by another person (including the Company), and it shall not have been publicly disclosed for or shall Purchaser have learned that (1) any person (including the Company), entity or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposed to acquire more than five percent of the Shares, or has been granted any option or right, conditional or otherwise, to acquire more than 5% of the

Shares, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the SEC) such ownership on or prior to December 14, 2006, (2) any such person, entity or group who has publicly disclosed any such ownership of more than five percent of the Shares prior to such date has acquired or proposed to acquire additional Shares constituting more than one percent of the Shares, or has been granted any option or right to acquire more than one percent of the Shares, (3) any such person, entity or group shall have entered into a definitive agreement or an agreement in principle, in each case, other than the existing Harbinger Agreement, as in effect on December 14, 2006 or made a proposal with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving the Company, or (4) any person, other than Harbinger, in connection with the existing Harbinger Agreement, has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or assets or securities of the Company;

(xi) no change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that Purchaser determines in good faith has or might have an Adverse Effect or results or might result in a Diminution in Value; or

(xii) the Company shall not have transferred into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees and shall not have entered into with its employees or otherwise affected any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business, or entered into or amended any agreements, arrangements or plans with an employee or employees so as to provide for increased benefits as a result of or in connection with the transactions contemplated by the Offer or the Merger, which in the sole judgment of Purchaser in each case with respect to any matter referred to above makes it inadvisable to proceed with the Offer or with the acceptance for payment of, or the payment for, the Shares.

For purposes of the Offer, “on a fully diluted basis” means, as of any time, the number of Shares outstanding, together with all Shares which the Company may be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not vested or then exercisable.

The foregoing conditions are for the sole benefit of Purchaser and its affiliates (other than the Company) and may be asserted by Purchaser regardless of the circumstances (including any action or inaction by Purchaser) giving rise to any such conditions or may be waived by Purchaser, in whole or in part, at any time and from time to time in the reasonable discretion of Purchaser. The determination as to whether any condition has been satisfied will be made in the reasonable judgment of Purchaser and will be final and binding. The failure by Purchaser at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time or from time to time prior to the Expiration Date of the Offer.

15.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 15, based on a review of publicly available filings by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of (1) any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise or (2) except as discussed herein, any approval or other action by any Governmental Entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought or taken, except as described below under “State Anti-takeover Statutes.” While Purchaser does not presently believe that any competition waiting period or approval will materially delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer, pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained, or would be obtained without substantial conditions, or that failure to obtain any such approval or other action might not result in consequences materially adverse to the Company’s business or that material parts of the Company’s business might not have to be disposed of, or other substantial conditions complied with, in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment, or pay for, any Shares tendered. See “The Offer — Section 14. Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to governmental actions.

State Anti-takeover Statutes.  A number of states have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, shareholders and/or a principal place of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of shareholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma takeover statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not believe that the anti-takeover laws and regulations of any state other than the State of Florida will by their terms apply to the Offer or the Merger, and, except as discussed below, Purchaser has not attempted to comply with any state anti-takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer To Purchase nor any action taken in connection herewith is intended as a waiver of such right.

In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approval from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in completing the Offer. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or completing the Offer and consummating the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer. See “The Offer — Section 14. Conditions to the Offer.”

U.S. Antitrust Compliance.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material have been furnished to the FTC and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. These requirements were satisfied in connection with the Initial Agreement on October 3, 2006. Because approval is valid for one year from the date of issuance, these requirements are not applicable with respect to the Offer or the Merger.

Foreign Antitrust Compliance.  Under Mexico’s Federal Law of Economic Competition of 1992, as amended, Purchaser gave notification and furnished certain information in connection with the Initial Agreement to Mexico’s Federal Competition Commission, which we refer to as the Mexican FCC. These requirements were satisfied in connection with the Initial Agreement. Because approval by the Mexican FCC is valid for one year from the date of issuance, the requirements are not applicable with respect to the Offer or the Merger.

Affiliated Transactions Statute.  Because the Company is incorporated under the laws of the State of Florida, the Company is subject to Section 607.0901 (the “Affiliated Transactions Statute”) of the FBCA. The Affiliated Transactions Statute generally prohibits a Florida corporation from engaging in an “affiliated transaction” with an “interested shareholder,” unless the affiliated transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder, the corporation has not had more than 300 shareholders of record at any time for three years prior to the public announcement relating to the affiliated transaction or the corporation complies with certain statutory fair price provisions.

Subject to certain exceptions, under the FBCA an “interested shareholder” is a person who beneficially owns more than 10% of the corporation’s outstanding voting shares. In general terms, an “affiliated transaction” includes: (i) any merger or consolidation with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value equal to 5% or more of the corporation’s consolidated assets or outstanding shares or representing 5% or more of the corporation’s earning power on net income; (iii) the issuance to any interested shareholder of shares with a fair market value equal to 5% or more of the aggregate fair market value of all outstanding shares of the corporation; (iv) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation’s outstanding voting shares beneficially owned by any interested shareholder; (v) the liquidation or dissolution of the corporation if proposed by any interested shareholder; and (vi) any receipt by the interested shareholder of the benefit of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

As described above in “Section 14 — Conditions to the Offer,” the Offer is conditioned upon, among other things, the Company Board irrevocably taking all action necessary to render Section 607.0901 of the FBCA inapplicable to Purchaser, the acquisition by Purchaser of the Shares pursuant to the Offer and the Merger. If such approval is obtained, neither Purchaser nor NACCO, nor their respective affiliates, will be considered “interested shareholders” for purposes of Section 607.0901 of the FBCA.

Control Share Acquisition Statute.  The Company is also subject to the Control Share Acquisition Statute. The Control Share Acquisition Statute provides that shares of publicly held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (1) 20%, but less than 33 1/3%; (2) 33 1/3%, but less than 50%; or (3) 50% or more of such votes.

The Control Share Acquisition Statute does not apply to an acquisition of shares of a publicly held Florida corporation (1) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly held Florida corporation is a party to the merger or share exchange agreement, or (2) if such acquisition has been approved by the board of directors of that corporation before the acquisition.

As described above in “Section 14 — Conditions to the Offer,” the Offer is conditioned upon, among other things, the Company Board irrevocably taking all action necessary to render Section 607.0902 of the FBCA inapplicable to Purchaser, the acquisition by Purchaser of the Shares pursuant to the Offer and the Merger and irrevocably resolving to elect, to the extent permitted by law, not to be subject to any other “moratorium,” “control share acquisition,” “business combination,” “fair price,” “interested stockholder” or other form of anti-takeover law or regulation. If such approval is obtained, and all shares acquired pursuant to the Offer will have full voting rights notwithstanding Section 607.0902 of the FBCA.

Short-Form Merger.  Section 607.1104 of the FBCA provides generally that, if a parent corporation owns at least 80% of the outstanding shares of each class of a subsidiary corporation, the parent corporation may merge into the subsidiary corporation by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Florida Department of State, without the approval of the shareholders of the subsidiary corporation (a “short-form merger”). In accordance with the FBCA, if Purchaser acquires at least 80% of the outstanding Shares, Purchaser will be able to effect the Merger without a vote of the Company Board or other shareholders of the Company.

Federal Reserve Board Regulations.  Regulations T, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. Purchaser will ensure that the financing of the acquisition of the Shares will be in compliance with the Margin Regulations.

Litigation.  On November 13, 2006, NACCO and Hamilton Beach/Proctor-Silex filed a complaint in the Delaware Chancery Court, naming the Company and Harbert Management Corporation, HMC Investors, L.L.C., Harbinger Capital Partners Offshore Manager, L.L.C., Harbinger, HMC- New York, Inc., Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Special Situations Fund, L.P., APN Holding Company, Inc., APN Mergersub, Inc., Philip Falcone, Raymond J. Harbert and Michael D. Luce (collectively, the “Harbinger Defendants”) as defendants. The case is assigned to Vice Chancellor Stephen P. Lamb.

The Complaint alleges that Company breached the Initial Agreement. On September 14, 2006, the Harbinger Defendants offered to purchase all outstanding common stock of the Company (that they did not already own) for $6.00 a share. The Complaint alleges that the Company failed to keep NACCO informed of the possibility of this offer before it was made, and of developments after the Harbinger Defendants’ offer had been publicly announced. The Company was expressly required by the Initial Agreement to keep NACCO informed of all such developments. Additionally, the Complaint details that the Harbinger Defendants acquired a 40% interest in the Company by means of fraudulent Schedule 13 filings with the SEC in which the Harbinger Defendants repeatedly informed the markets that their acquisitions of the Company common stock were “for investment purposes.” Only after the announcement of their offer on September 14, 2006 did the Harbinger Defendants seek to amend these public filings to state accurately that their prior purchases of the Company’s common stock had in fact been in order to acquire control of the Company. The Complaint alleges that these fraudulent public statements facilitated the Harbinger Defendants’ acquisition of the Company’s common stock at a substantial discount and created an uneven playing field in any subsequent contest for control of the Company.

NACCO and Hamilton Beach/Proctor-Silex request in the Complaint, among other things, that the Delaware Chancery Court: (1) declare that the Company breached the Initial Agreement; (2) specifically enforce the Initial Agreement in accordance with its terms; (3) restrain the Company from consummating any proposed transaction with the Harbinger Defendants; (4) provide equitable relief, such as divesture, to level the playing field with the Harbinger Defendants in any contest for control of the Company; and (5) in the alternative, award damages that would include, but not be limited to, the lost benefit of the bargain inherent in the Initial Agreement.

The Court held a scheduling conference on November 20, 2006. The Court scheduled a preliminary injunction hearing for December 13, 2006. The parties undertook expedited discovery. On December 1, 2006, NACCO and Hamilton Beach/Proctor-Silex withdrew the request for a preliminary injunction, but did not withdraw the Complaint.

In response to the Complaint, on December 1, 2006, the Harbinger Defendants filed a Motion to Dismiss and For Summary Judgment. The Harbinger Defendants raise a number of grounds on which they believe that the Complaint should be dismissed, including that: (1) the Complaint fails to state a claim on which relief can be granted; (2) the Complaint fails to plead fraud with particularity; (3) the request for expedited discovery disproves the claims in the Complaint; (4) the court lacks personal jurisdiction over certain defendants; (5) there was insufficient process and service of process; (6) the Complaint fails to join indispensable parties; and (7) the claims are barred by certain affirmative defenses and equitable doctrines, including acquiescence, waiver, equitable estoppel, laches and unclean hands. On December 4, 2006, all of the Harbinger Defendants filed an answer to the Complaint, in which they denied the material allegations of the Complaint and asserted a number of defenses. Also on December 4, 2006, the Company filed a Motion to Dismiss and For Summary Judgment, in which the Company raises a number of arguments, including that: (1) the Complaint fails to state a claim on which relief can be granted; (2) the Company is entitled to judgment as a matter of law; (3) NACCO and Hamilton Beach/Proctor-Silex are not entitled to specific performance or damages; and (4) the claims are barred by certain affirmative defenses and equitable doctrines, including accord and satisfaction, payment, acquiescence, waiver, equitable estoppel, laches and unclean hands.

16.	Fees and Expenses.

Purchaser has engaged UBS Securities LLC to act as Dealer Manager in connection with the Offer. UBS has provided certain financial advisory services to NACCO and Hamilton Beach/Proctor-Silex in connection with the Offer. NACCO or Purchaser will pay UBS customary compensation for such services in connection with the Offer and the Merger. Purchaser has agreed to reimburse UBS for its reasonable travel and other expenses incurred in connection with its engagement, including reasonable fees and expenses of its legal counsel, and to indemnify UBS and its affiliates against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

Purchaser has retained MacKenzie Partners, Inc. to serve as the Information Agent and National City Bank to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. Each of the Information Agent and the Depositary will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

UBS Securities LLC and its affiliates and National City Bank and its affiliates have provided and may in the future provide various investment banking, financial advisory and other services to NACCO, Purchaser and their respective affiliates, for which they have received or may receive customary compensation. From time to time, UBS Securities LLC and its affiliates may actively trade the debt and equity securities of NACCO and the Company for their own accounts or for the accounts of customers and, accordingly, may hold a long or short position in those securities.

Except as discussed above, Purchaser will not pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

17.	Miscellaneous.

The Offer is being made solely by this Offer To Purchase and the related Letter of Transmittal and is being made to the holders of Shares other than NACCO and its affiliates. Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser has filed a Tender Offer Statement on Schedule TO with the SEC pursuant to Rule 14d-3 order the Exchange Act, together with all exhibits thereto, furnishing certain additional information with respect to the Offer. Such Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the same manner described in “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “The Offer — Section 8. Certain Information Concerning the Company.”

APEX ACQUISITION CORPORATION

December 15, 2006

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NACCO AND PURCHASER

1.  Directors and Executive Officers of NACCO.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of NACCO. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is c/o NACCO Industries, Inc., 5875 Landerbrook Drive — Suite 300, Cleveland, Ohio 44124. Neither NACCO nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past 5 Years

Owsley Brown II	Member of the Board of Directors since 1993; Chairman of Brown-Forman Corporation (a diversified producer and marketer of consumer products). From prior to 2001 to 2005, Chairman and Chief Executive Officer of Brown-Forman Corporation. Also director of Brown-Forman Corporation.
Robert M. Gates	Member of the Board of Directors since 1993; President, Texas A&M University since 2002. Since prior to 2001, consultant, author and lecturer. From prior to 2001, Dean, George Bush School of Government and Public Service, Texas A&M University. Former Director of Central Intelligence for the United States. Former Assistant to the President of the United States and Deputy for National Security Affairs, National Security Council. Also director of Parker Drilling Company and Brinker International, Inc. and trustee of Fidelity Funds.
Dennis W. LaBarre	Member of the Board of Directors since 1982; Partner in the law firm of Jones Day.
Richard de J. Osborne	Member of the Board of Directors since 1998; Retired Chairman and Chief Executive Officer of ASARCO Incorporated (a leading producer of non-ferrous metals). From 2002 to 2003, Chairman (Non-executive) of Schering-Plough Corporation (a research-based pharmaceuticals company). Also Chairman (Non-executive) and director of Datawatch Corp. and director of Schering- Plough Corporation.
Alfred M. Rankin, Jr.	Chairman, President and Chief Executive Officer of NACCO (an operating holding company with three principal businesses with interests in companies which design, engineer, manufacture, sell, service and lease lift trucks; design, design, market and distribute small electric household appliances and commercial products for restaurants, bars and hotels; and mine and market of lignite coal). Also director of Goodrich Corporation and The Vanguard Group.
Ian M. Ross	Member of the Board of Directors since 1995; President Emeritus of AT&T Bell Laboratories (the research and development subsidiary of AT&T).

Name	Present Principal Occupation or Employment; Material Positions Held During the Past 5 Years

Michael E. Shannon	Member of the Board of Directors since 2002; President, MEShannon & Associates, Inc. (a private firm specializing in corporate finance and investments). Retired Chairman, Chief Financial and Administrative Officer, Ecolab, Inc. (a specialty chemicals company). Also director of The Clorox Company, Apogee Enterprises, Inc. and CenterPoint Energy, Inc.
Britton T. Taplin	Member of the Board of Directors since 1992; Principal, Western Skies Group, Inc. (a developer of medical office and healthcare-related facilities).
David F. Taplin	Member of the Board of Directors since 1997; Self-employed (tree farming).
John F. Turben	Member of the Board of Directors since 1997; Chairman of Kirtland Capital Corporation and Senior Managing Partner of Kirtland Capital Partners (private investment partnership). Also director of PVC Container Corporation.
Eugene Wong	Member of the Board of Directors since 2005; Emeritus Professor of the University of California at Berkeley. From 2002 to 2003, President and Chief Executive Officer of Versata, Inc. (a software company serving the distributed enterprise applications market). From prior to 2001 to 2002, Assistant Director of the National Science Foundation. Also director of Versata, Inc.
Charles A. Bittenbender	Vice President, General Counsel and Secretary of NACCO (since prior to 2001).
J. C. Butler, Jr.	Vice President — Corporate Development and Treasurer of NACCO (since prior to 2001).
Lauren E. Miller	Vice President — Consulting Services of NACCO (since prior to 2001).
Kenneth C. Schilling	Vice President and Controller of NACCO (since prior to 2001).
Constantine E. Tsipis	Assistant General Counsel and Assistant Secretary of NACCO (since prior to 2001).

2. Directors and Executive Officers of Purchaser.  The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each such person is c/o Apex Acquisition Corporation, Inc., 5875 Landerbrook Drive — Suite 300, Cleveland, Ohio 44124. Neither Purchaser nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past 5 Years

Alfred M. Rankin, Jr.	President and Director of Apex Acquisition Corporation (since December 2006). Chairman, President and Chief Executive Officer of NACCO (since before 2001). Also director of NACCO, Goodrich Corporation and The Vanguard Group.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past 5 Years

Charles A. Bittenbender	Secretary and Director of Apex Acquisition Corporation (since December 2006). Vice President, General Counsel and Secretary of NACCO (since prior to 2001).
J. C. Butler, Jr.	Treasurer and Director of Apex Acquisition Corporation (since December 2006). Vice President — Corporate Development and Treasurer of NACCO (since prior to 2001).

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at the applicable address set forth below:

The Depositary for the offer is:

By Mail:	By Hand/Overnight Delivery:
National City Bank, Depositary	National City Bank, Depositary
Shareholder Services Operations	Shareholder Services Operations
LOC 5352	LOC 5352
P.O. Box 94720	Third Floor — North Annex
Cleveland, Ohio 44101-4720	4100 West 150th Street Cleveland, Ohio 44135-1385

By Facsimile Transmission:
(216) 257-8508

To Confirm Facsimile Transmissions By Telephone Only:
(For Eligible Institutions Only)
(800) 622-6757
(For Confirmation Only)

Any questions or requests for assistance or additional copies of this Offer To Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other tender offer materials may be directed to the Information Agent at its address and telephone number set forth below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
Call Toll-Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

UBS Investment Bank

299 Park Avenue, 39th Floor
New York, New York 10171
(877) 299-7215 (Call Toll Free)